FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                           No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                           No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

TABLE OF CONTENTS

Item
1.	Financial Statements as of December 31, 2007 together with Independent Auditors’ Report

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007 AND 2006 WITH INDEPENDENT AUDITORS’ REPORT

BALANCE SHEETS AS OF DECEMBER 31, 2007 AND 2006

(Translation of financial statements originally issued in Spanish—See Note 19)

-Stated in thousands of pesos-

	12-31-2007	12-31-2006
ASSETS:

A. CASH AND DUE FROM BANKS:
Cash	741,016	559,613
Due from banks and correspondents	2,373,827	1,974,445

Argentine Central Bank (BCRA)	2,102,264	1,748,221
Other local	778	54
Foreign	270,785	226,170

	3,114,843	2,534,058

B. GOVERNMENT AND PRIVATE SECURITIES:
Holdings in investment accounts (Exhibit A)	--,--	308,976
Holdings for trading or financial transactions (Exhibit A)	31,288	102,726
Holdings available for sale (Exhibit A)	1,372,584	--,--
Unlisted Government Securities (Exhibit A)	903,897	843,792
Instruments issued by the Argentine Central Bank (BCRA) (Exhibit A)	1,207,473	1,702,817
Investments in listed private securities (Exhibit A)	25,725	30
Less: Allowances (Exhibit J)	60,955	15,139

	3,480,012	2,943,202

C. LOANS:
To government sector (Exhibits B, C and D)	1,415,352	2,118,381
To financial sector (Exhibits B, C and D)	694,213	429,893

Interfinancial – (Calls granted)	30,500	38,029
Other financing to local financial institutions	617,829	374,117
Interest and listed-price differences accrued and pending collection	45,884	17,747

To non financial private sector and residents abroad (Exhibits B, C and D)	8,436,736	6,277,489

Overdraft	1,326,474	1,469,371
Discounted instruments	1,430,787	793,195
Real estate mortgage	772,036	460,559
Collateral Loans	40,988	10,300
Consumer	1,337,179	689,019
Credit cards	802,647	526,416
Other (Note 5 a.)	2,638,171	2,270,384
Interest and listed-price differences accrued and pending collection	102,210	63,788
Less: Interest documented together with main obligation	13,756	5,543
Less: Difference arising from purchase of portfolio	93	90
Less: Allowances (Exhibit J)	195,692	165,842

	10,350,516	8,659,831

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	463,621	423,032
Amounts receivable for spot and forward sales to be settled	191,059	33,626
Instruments to be received for spot and forward purchases to be settled	109,535	333,610
Unlisted corporate bonds (Exhibits B, C and D)	58,277	58,684
Non-deliverable forward transactions balances to be settled	6,292	1,052
Other receivables not covered by debtor classification regulations	24,170	18,066
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	39,255	26,654
Interest accrued and pending collection not covered by debtor classification regulations	21,834	6,973
Interest accrued and pending collection covered by debtor classification regulations (Exhibits B, C and D)	5	--,--
Less: Allowances (Exhibit J)	1,821	996

	912,227	900,701

E. ASSETS SUBJECT TO FINANCIAL LEASING:
Assets subject to financial leasing (Exhibits B, C and D)	317,053	231,503
Less: Allowances (Exhibit J)	4,280	3,369

	312,773	228,134

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions (Exhibit E)	45,567	27,685
Other (Note 5.b.) (Exhibit E)	411,909	367,456
Less: Allowances (Exhibit J)	3	3,053

	457,473	392,088

G. OTHER RECEIVABLES:
Receivables from sale of property assets (Exhibits B, C and D)	52	129
Other (Note 5.c.)	219,025	474,285
Tax on minimum presumed income – Tax Credit	150,506	118,746
Other accrued interest receivable	1	1
Less: Allowances (Exhibit J)	77,604	361,062

	291,980	232,099

H. PREMISES AND EQUIPMENT (Exhibit F):	368,004	367,315

I. OTHER ASSETS (Exhibit F):	36,392	34,359

J. INTANGIBLE ASSETS (Exhibit G):
Goodwill	12,200	18,829
Organization and development expenses	79,454	356,726

	91,654	375,555

K. SUSPENSE ITEMS:	11,261	12,980

TOTAL ASSETS:	19,427,135	16,680,322

(Contd.)

BALANCE SHEETS AS OF DECEMBER 31, 2007 AND 2006

(Translation of financial statements originally issued in Spanish—See Note 19)

-Stated in thousands of pesos-

	12-31-2007	12-31-2006
LIABILITIES:

L. DEPOSITS (Exhibits H and I):
Government sector	53,899	73,150
Financial sector	195,890	156,412
Non financial private sector and residents abroad	14,828,160	12,419,328

Checking accounts	2,823,731	2,236,053
Savings deposits	4,237,696	3,415,210
Time deposits	7,234,385	6,060,375
Investments accounts	13,152	144,286
Other	436,727	453,849
Interest and listed-price differences accrued payable	82,469	109,555

	15,077,949	12,648,890

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
BCRA (Exhibit I)	1,833	1,761

Other	1,833	1,761
Banks and International Institutions (Exhibit I)	555,842	178,943
Non-subordinated corporate bonds	--.--	248,638
Amounts payable for spot and forward purchases to be settled	103,608	302,591
Instruments to be delivered for spot and forward sales to be settled	206,466	34,264
Financing received from Argentine financial institutions (Exhibit I)	23,262	233,438

Interfinancial (calls received)	7,500	154,740
Other financing from local financial institutions	15,755	78,592
Interest accrued payable	7	106
Non-deliverable forward transactions balances to be settled	1,002	206
Other (note 5.d.) (Exhibit I)	791,420	470,419
Interest and listed-price differences accrued payable (Exhibit I)	9,017	6,330

	1,692,450	1,476,590

N. OTHER LIABILITIES:	271,956	203,823

Other (Note 5.e.)	271,956	203,823

O. ALLOWANCES (Exhibit J):	321,277	392,478

P. SUSPENSE ITEMS:	6,666	3,957

TOTAL LIABILITIES:	17,370,298	14,725,738

STOCKHOLDERS’ EQUITY: (as per the related statements of changes in stockholders´ equity)	2,056,837	1,954,584

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	19,427,135	16,680,322

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish—See Note 19)

-Stated in thousands of pesos-

	12-31-2007	12-31-2006
DEBIT ACCOUNTS

Contingent
- Credit lines obtained (unused balances)	199,679	--,--
- Guarantees received	3,215,812	3,456,411
- Contra contingent debit accounts	554,832	345,094

	3,970,323	3,801,505

Control
- Receivables classified as irrecoverable	280,820	332,529
- Other (Note 5.f.)	31,980,524	29,547,920
- Contra control debit accounts	2,214,130	287,247

	34,475,474	30,167,696

Derivatives (Exhibit O)
- “Notional” amount of non-deliverable forward transactions	1,164,392	387,777
- Interest rate SWAP	292,000	30,000
- Others	50,000	--,--
- Contra debit derivatives accounts	1,289,267	283,243

	2,795,659	701,020

For trustee activities
- Funds in trust	3,897	17,522

	3,897	17,522

TOTAL	41,245,353	34,687,743

CREDIT ACCOUNTS

Contingent
- Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	26,185	13,695
- Guarantees provided to the BCRA	61,729	52,743
- Other guarantees given covered by debtor classification regulations (Exhibits B, C and D)	135,525	169,825
- Other guarantees given non covered by debtor classification regulations	134,871	8,254
- Other covered by debtor classification regulations (Exhibits B, C and D)	196,522	100,577
- Contra contingent credit accounts	3,415,491	3,456,411

	3,970,323	3,801,505

Control
- Items to be credited	388,952	228,192
- Other	1,825,178	59,055
- Contra control credit accounts	32,261,344	29,880,449

	34,475,474	30,167,696

Derivatives (Exhibit O)
- “Notional” amount of non-deliverable forward transactions	1,289,267	283,243
- Contra debit derivatives accounts	1,506,392	417,777

	2,795,659	701,020

For trustee activities
- Contra credit accounts for trustee activities	3,897	17,522

	3,897	17,522

TOTAL	41,245,353	34,687,743

The accompanying notes 1 through 19 and exhibits A through L, N and O are an integral part of these statements.

STATEMENTS OF INCOME FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2007 AND 2006

(Translation of financial statements originally issued in Spanish—See Note 19)

-Stated in thousands of pesos-

	12-31-2007	12-31-2006
A. FINANCIAL INCOME

Interest on cash and due from banks	20,202	17,352
Interest on loans to the financial sector	63,596	30,332
Interest on overdraft	164,862	102,233
Interest on discounted instruments	101,775	55,699
Interest on real estate mortgage	64,264	44,894
Interest on collateral loans	2,382	1,266
Interest on credit card loans	55,026	30,485
Interest on other loans	301,722	190,490
Interest on other receivables from financial transactions	23,757	35,314
Income from secured loans—Decree 1387/01	106,524	165,565
Net income from government and private securities	267,386	344,456
Indexation by benchmark stabilization coefficient (CER)	210,300	354,550
Gold and foreign currency exchange difference	114,191	77,810
Other	123,028	68,450

	1,619,015	1,518,896

B. FINANCIAL EXPENSE

Interest on checking accounts	23,476	30,019
Interest on savings deposits	6,896	5,063
Interest on time deposits	496,074	319,070
Interest on interfinancial financing (calls received)	1,983	1,981
Interest on other financing of financial institutions	1,324	9,127
Interest on other liabilities from financial transactions	26,472	28,881
Other interest	8,478	18,957
Indexation by CER	49,230	121,321
Contribution to the deposit guarantee fund	23,714	20,098
Other	45,415	25,809

	683,062	580,326

GROSS INTERMEDIATION MARGIN – GAIN	935,953	938,570

C. ALLOWANCES FOR LOAN LOSSES	60,370	69,411

D. SERVICE CHARGE INCOME

Related to lending transactions	148,204	98,602
Related to liability transactions	318,038	246,506
Other commissions	48,853	40,298
Other (Note 5.g.)	170,698	132,374

	685,793	517,780

E. SERVICE CHARGE EXPENSE

Commissions	108,371	75,502
Other (Note 5.h.)	37,309	27,445

	145,680	102,947

(Contd.)

STATEMENTS OF INCOME FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2007 AND 2006

(Translation of financial statements originally issued in Spanish—See Note 19)

-Stated in thousands of pesos-

	12-31-2007	12-31-2006
F. ADMINISTRATIVE EXPENSES

Payroll expenses	512,586	418,114
Fees to Bank Directors and Statutory Auditors	340	349
Other professional fees	23,110	22,252
Advertising and publicity	61,297	44,618
Taxes	22,486	19,629
Fixed assets depreciation	31,351	27,808
Organizational expenses amortization	7,149	5,471
Other operating expenses	132,043	114,608
Other	78,726	54,675

	869,088	707,524

NET GAIN FROM FINANCIAL TRANSACTIONS	546,608	576,468

G. OTHER INCOME

Income from long-term investments	53,363	101,426
Punitive interests	856	486
Loans recovered and reversals of allowances	431,873	86,167
Other	77,626	13,426

	563,718	201,505

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	34	475
Charge for uncollectibility of other receivables and other allowances	150,220	260,351
Amortization of difference arising from judicial resolutions Depreciation and losses from miscellaneous assets Goodwill amortization	323,139 4,035 6,629	262,312 9,356 6,629
Other (Note 5.i.)	391,220	58,813

	875,277	597,936

NET INCOME FOR THE FISCAL YEAR	235,049	180,037

The accompanying notes 1 through 19 and exhibits A through L, N and O are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2007 AND 2006

(Translation of financial statements originally issued in Spanish—See Note 19)

-Stated in thousands of pesos-

							2007	2006
		Non capitalized contributions		Retained earnings
Movements	Capital Stock	Issuance premiums	Adjustments to stockholders’ equity (1)	Legal	Unrealized valuation difference (2)	Unappropriated earnings	Total	Total
1. Balance at beginning of fiscal year	471,361	175,132	312,979	465,317	--,--	529,795	1,954,584	1,801,547
2. Shareholders´ Meeting held on April 26, 2007 and April 27, 2006
- Dividends paid in cash	--,--	--,--	--,--	--,--	--,--	(90,000)	(90,000)	(27,000)
- Statutory reserve	--,--	--,--	--,--	82,064	--,--	(82,064)	--,--	--,--
3. Unrealized valuation difference (note 2.3.b)	--,--	--,--	--,--	--,--	(42,796)	--,--	(42,796)	--,--
4. Net income for the fiscal year	--,--	--,--	--,--	--,--	--,--	235,049	235,049	180,037

5. Balance at the end of the fiscal year	471,361	175,132	312,979	547,381	(42,796)	592,780	2,056,837	1,954,584

(1)	Adjustments to stockholders’ equity refer to Adjustment to Capital Stock.
(2)	Corresponds to the unrealized valuation difference arising from holdings available for sale according to Communication “A” 4702. Includes (37,959) from government securities and (4,837) from BCRA Notes.

The accompanying notes 1 through 19 and exhibits A through L, N and O are an integral part of these statements.

STATEMENT OF CASH FLOWS AND ITS EQUIVALENTS FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2007 AND 2006

(Translation of financial statements originally issued in Spanish—See Note 19)

-Stated in thousands of pesos-

	12-31-2007	12-31-2006
CHANGES IN CASH AND ITS EQUIVALENTS
Cash and its equivalents at the beginning of fiscal year	2,718,299 (1)	1,857,598
Cash and its equivalents at the end of the fiscal year	3,294,811 (1)	2,718,299 (1)

Net increase in cash and its equivalents	576,512	860,701

REASONS FOR CHANGES IN CASH AND ITS EQUIVALENTS

Operating activities

Net collections/ (payments) from:
-Government and private securities	(340,862)	(403,055)
-Loans	(391,086)	318,869

to financial sector	(169,018)	(208,508)
to non-financial public sector	426,213	1,093,373
to non-financial private sector and residents abroad	(648,281)	(565,996)
-Other receivables from financial transactions	(39,308)	20,108
-Assets subject to financial leasing	(84,639)	(102,544)
-Deposits	1,775,062	1,307,953

to financial sector	39,186	120,306
to non-financial public sector	(19,579)	(29,664)
to non-financial private sector and residents abroad	1,755,455	1,217,311
-Other liabilities from financial transactions	220,323	235,389

Financing from financial or interfinancial sector (calls received)	(141,400)	154,740
Others (except liabilities included in Financing Activities)	361,723	80,649
Collections related to service charge income	685,491	517,278
Payments related to service charge expense	(145,680)	(102,947)
Administrative expenses paid	(791,643)	(630,173)
Organizational and development expenses paid	(3,848)	(3,577)
Net collections from punitive interest	822	11
Differences from judicial resolutions paid	(37,124)	(40,024)
Collections of dividends from other companies	6,321	107
Other payments related to other income and expenses	(260,287)	40,823

Net cash flows provided by operating activities	593,542	1,158,218

Investment activities
Net payments from premises and equipment	(32,040)	(47,679)
Net payments from other assets	(6,068)	18,474
Other payments from investment activities	(147,398)	(10,526)

Net cash flows used in investment activities	(185,506)	(39,731)

Financing activities
Net collections/ (payments) from:
-Non-subordinated corporate bonds	(248,638)	(37,848)
-Argentine Central Bank	67	(53,413)

Others	67	(53,413)
-Banks and international agencies	376,899	(45,368)
-Financing received from local financial institutions	(68,677)	5,612
Dividends paid in cash	(90,000)	(27,000)
Other collections from financing activities	178,623	(117,121)

Net cash flows provided by / (used in) financing activities	148,274	(275,138)

Financial results and results from holdings of cash and its equivalents (including interest)	20,202	17,352

Net increase in cash	576,512	860,701

(1)	See note 17” Statement of clash flow and its equivalents”

The accompanying notes 1 through 19 and exhibits A through L, N and O are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007 AND 2006

(Translation of financial statements originally issued in Spanish—See Note 19)

(Stated in thousands of pesos)

1	CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1	Corporate situation

BBVA Banco Francés S.A. (BF) has its main place of business in Buenos Aires, Argentina, and operates a 232-branch network.

As from December, 1996, BF is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the bank, direct and indirectly, with 75.97% of the corporate stock as of December 31, 2007.

Part of BF’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2	Capital stock

Changes in the Bank’s capital stock during the last 5 fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce	Form of placement	Amount	Total
Capital Stock as of December 31, 1999:				209,631
08-07-2002	02-06-2003	(1)	158,497	368,128	(2)
04-22-2004	01-25-2005	(1)	103,233	471,361	(2)

(1)	Through public subscription of shares.
(2)	The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (CNV).

1.3	Responsibility of stockholders

BBVA Banco Francés S.A. is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid—in shares, in accordance with Law No. 19,550. As a result, in compliance with Law No. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2	SIGNIFICANT ACCOUNTING POLICIES

2.1	Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the BCRA.

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by Argentine Federation of Professional Council in Economic Sciences (FACPCE) Technical Pronouncement No. 6 (modified by Technical Pronouncement No.19), using adjustment rates derived from the Internal Wholesale Price Index published by the National Institute of Statistics and Census (I.N.D.E.C.).

Accordingly to the above mentioned method, the accounting figures were restated due to the purchasing power changes through August 31, 1995. As from that date, based in the prevailing economic stability conditions and accordingly with CNV General Resolution No. 272 and BCRA Communication “A” 2365, the accounting figures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and BCRA Communication “A” 3702, the method was reinstated effective as from January 1, 2002, considering the previous accounting figures as restated as of December 31, 2001.

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003. Accordingly, BBVA Banco Francés S.A. applied the mentioned restatement until February 28, 2003.

2.2	Comparative information

In accordance with BCRA Communication “A” 4265, the financial statements as of December 31, 2007 include comparative information with the financial statements as of December 31, 2006.

According to Communication “A” 4667 of the BCRA dated May 14, 2007: i) for fiscal 2007 the Statements of Cash Flows shall be replaced with the Statement of Cash Flows and its Equivalents. In this respect, and just for comparison purposes, the Entity presents the Statements of Cash Flows and its Equivalents for the year 2006 (stand-alone and consolidated) to substitute for the Statements of Cash Flows in due time filed with the BCRA and ii) certain accounts in the Balance Sheet and in the Statement of Income must be broken down in further detail. This requirement has entailed that certain balances corresponding to the financial statements as of December 31, 2006 had to be modified.

2.3	Valuation methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of December 31, 2007 and 2006, such amounts were converted at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of each fiscal year. The exchange differences were charged to income (loss) for each fiscal year.

b)	Government and private securities:

Government securities:

•	Holdings in investment accounts:

As of December 31, 2006:

•

Discount Bonds: they were recorded at the book value of the instruments delivered for exchange less payments received during 2004 and 2005, without exceeding the nominal cash flow amount until maturity applicable under the terms and conditions of the bonds received.

As of December 31, 2006, the Entity set up allowances to cover the difference between the amounts recorded as described above and the market value.

These holdings were sold during the fiscal year ended December 31, 2007.

•	Federal Government Bonds in US Dollars LIBOR 2012 – Compensation and hedging:

They were valued based on the quotation prevailing at the end of the fiscal year plus outstanding coupons.

On October 13 and 23, 2006, the Bank received the Bonds related to compensation and hedging as well as the amounts reflecting principal and interest outstanding as of the date they were received. The Bank subscribed Boden 2012, the Bond related to “hedging” in cash and with these two occurrences the compensation issue was considered complete in accordance with applicable regulations.

These holdings were sold during the fiscal year ended December 31, 2007.

•

Holdings for trading or financial transactions and instruments issued by the BCRA (except Holdings available for sale): they were valued based on current listed prices for each security as of December 31, 2007 and 2006. Differences in listed prices were credited/charged to income for each fiscal year then ended.

•

Holdings available for sale (Government Securities and Instruments issued by the Argentine Central Bank): according to Communication “A” 4702 dated August 30, 2007, the Government Securities and Instruments issued by BCRA, included in the list of volatilities published by the BCRA on a monthly basis, may be classified in the category “Available for sale”.

As of December 31, 2007, they were valued in accordance with the quotations prevailing for each security as of the close of the fiscal year. Differences, if any, between the cost of addition of these holdings and increased by the accrual of the internal rate of return and the value of the quotation were charged to Unrealized valuation difference in the stockholders’ equity. As of December 31, 2007, the amount recorded was 42,796 (loss).

•

Unlisted government securities: this includes the Guaranteed Bonds issued by the National Government, maturing in 2020 and received in relation to the restructuring of the Provincial Development Trust Fund’s indebtedness. As of December 31, 2007 and 2006 these bonds were valued at the lower of present or technical value (including adjustment and accrued interest), as established by Communication “A” 3911 as amended of the BCRA, less of the estimated allowance to impairment value.

•

Unlisted instruments issued by the BCRA: in accordance with the regulations issued by the BCRA, this portfolio now reflects holdings that do not show the volatility reported by the BCRA. As of December 31, 2007, the value of the holdings in accordance with the most recent quotation informed rose on the basis of the interest accrued as per the internal rate of return.

Investments in listed private securities:

•	Equity and debt instruments: they were valued based on current listed prices as of December 31, 2007 and 2006. Differences in listed prices were charged to income for each fiscal year then ended.

c)	Government loans:

Federal Government secured loans – Decree No. 1387/2001:

As of December 31, 2007 and 2006, these loans were valued at the lower of present or technical value, as established by Communication “A” 3911 as amended of the BCRA.

Present values as of December 31, 2007 and 2006 were calculated by discounting the cash flows as per the relevant contracts at an annual rate of 6.50% and 5% respectively, in accordance with the provisions of the abovementioned Communications for December, 2007 and 2006.

The technical value was calculated in accordance with the swap values established by the Ministry of Economy at November 6, 2001 converted into pesos at rate of $ 1.40 per dollar plus CER plus interest accrued through the end of each fiscal year.

The net effect of differences between the value determined for each loan (the lower of present or technical value) and their theoretical value was charged to the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned communication, the theoretical value was calculated based on the book value at February 28, 2003, net of the balancing account derived from the swap set forth by Decree 1387/01 and restated by the CER through the end of each fiscal year.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities and loans to financial sector which were apportioned on a linear basis.

e)	Benchmark stabilization coefficient (CER):

As of December 31, 2007 and 2006, receivables and payables have been adjusted to the CER as follows:

-	Federal government guaranteed loans have been adjusted under Resolution 50/2002 of the Ministry of Economy, which resolved that the CER business 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

-	Federal Government Secured Bonds due in 2020: have been adjusted under Resolution 539/2002 of the Ministry of Economy, which resolved that the CER business 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

-	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of December 31, 2007 and 2006.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, assets subject to financing leasing, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions pending settlement:

-	In foreign currency: as of December 31, 2007 and 2006, they were valued according to the bench-mark exchange rate of the BCRA for each currency determined on the last business day of the end of each fiscal year.

-	Holdings in investments:

Holdings for purchase-sale or intermediation transactions (Government and private securities) as well as instruments issued by the BCRA: in accordance with the method described in 2.3.b) above.

Holdings available for sale, instruments issued by the BCRA: in accordance with the method described in point 2.3.b).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of December 31, 2007 and 2006.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not collected as of December 31, 2007 and 2006.

j)	Assets subject to financing leasing:

As of December 31, 2007 and 2006, they have been valued at the present value of unaccrued installments calculated as per the conditions agreed upon in the respective contracts, applying the imputed interest rate thereto.

k)	Investments in other companies:

-	Investments in controlled financial institutions, supplementary activities and authorized: they were valued based on the following methods:

•

Francés Valores Sociedad de Bolsa S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., Consolidar Cía. de Seguros de Retiro S.A., PSA Finance Argentina Compañía Financiera S.A. and Atuel Fideicomisos S.A.: were valued by the equity method at the end of each fiscal year.

-	Investments in non controlled financial institutions, supplementary activities and authorized: they were valued according to the following methods:

•	Rombo Cía. Financiera S.A., Visa Argentina S.A., Banelco S.A. and Interbanking S.A.: were valued by applying the equity method at the end of each fiscal year.

•

Bladex S.A. (included in Other—Foreign): was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

-	Other non controlled affiliates: they were valued based on the following methods:

•	Consolidar A.R.T. S.A. and BBVA Consolidar Seguros S.A.: were valued by applying the equity method at the end of each fiscal year.

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 2.1., less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F).

m)	Intangible assets:

They have been valued at acquisition cost restated as explained in note 2.1, less related accumulated depreciation calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

This caption includes the differences arising from compliance with court-ordered measures arising from cases challenging the current rules and regulations applicable to deposits with the financial system in the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary provisions. The assets mentioned (calculated on the basis of the nominal difference between the exchange rate freely determined in the market and applied to the value of the deposit recorded in the books at that date) is amortized within the 60 monthly installments starting in April 2003 in accordance with Communication “A” 3916 of the Argentine Central Bank.

As of December 31, 2007 and 2006, BF recorded assets amounting to 57,489 and 343,450, respectively to reflect the above items (after deduction of accumulated amortization for 1,139,187 and 816,103 respectively), under the caption Intangible Assets and in the account Organization and development expenses.

The Bank, however, notifies that such amortization is solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

In its decision in re “Massa, Juan Agustín versus National Executive Branch—Decree 1570/ and others following petitions for protection of civil rights under Law No. 16.986” dated December 27, 2006, the Argentine Supreme Court of Justice confirmed by the majority vote of its members the validity of the emergency legislation enacted during 2001, 2002 and subsequent years; i.e., the Supreme Court accepted the re-denomination into Pesos of deposits as well as the calculation methodology for the reimbursement of the bank deposits subject to the emergency regime imposed by the Argentine Government which unconstitutionality was claimed in the case mentioned. This decision by the Supreme Court of Justice establishes a calculation modality different from the modality decreed by the Executive Branch, establishing in this particular case the following criteria: each depositor is entitled to receive from the banking institution a reimbursement of the amount deposited converted into Pesos a the US$1 = AR$ 1.40 exchange rate, adjusted by CER until the date of effective payment, plus compensatory interest at the annual, non compoundable 4% interest rate accruing as from the establishment of restrictions upon the availability of bank deposits or as from the date of maturity of the deposit if it was subsequent to February 28, 2002 subject to the monetary limit resulting from the decision handed down by the Court of Appeals, in so far as its judgment has not been appealed by the plaintiff. The Supreme Court of Justice has held, both in this judgment and in a more recent judgment, “Kujarchuk versus the Argentine Executive Branch”, that the amounts withdrawn from the bank as a result of decisions handed down by a court or resulting from out-of-court arrangements shall be deemed to be partial payments and that a deduction is to be performed out of the original deposit denominated in foreign currency of the percentage that, when converted into such currency, is represented by such payments converted into US Dollars at the exchange rate quoted in the floating foreign exchange market prevailing on each date. The payments made are to be consolidated and deducted as above described from the amount settled according to the guidelines of the Massa judgment. Come this instance, costs are borne in equal parts by the plaintiff and defendant and as regards previous instances, they are borne as decided by the Court of Appeals. Additionally, the Court has placed a cap on the amount pending reimbursement equivalent to the limit established by the Court of Appeals, i.e., the value in US Dollars of the original deposit.

As of December 31, 2007 and 2006, BF has estimated this contingency and it has raised allowances for the total amount.

The Bank’s Board of Directors expects that the Argentine State remedies the significant damage resulting from compliance with court-ordered measures on petitions for protection of civil rights and actions for relief, particularly due to the impact of differences in compensation or recovery as per the rulings in the abovementioned actions and according to the law in relation to pesification of the underlying deposits. In this regard, the Bank has informed of such financial damages to the relevant authorities, with reservation of rights.

n)	Derivative transactions (see note 12):

Interest rate swaps and Forward transactions

1.	Interest rate swaps are recorded at the value resulting from the application of fixed and floating interest rate differences to residual notional amounts at the end of each fiscal year.

2.	Forward transactions payable in Pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of each fiscal year as applied to stated notional amounts.

o)	Employee termination pay:

The Bank expenses employee termination pay as disbursed.

p)	Other liabilities

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of December 31, 2007 and 2006.

q)	Allowance for other contingencies:

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

r)	Stockholders’ equity accounts:

They are restated as explained in note 2.1, except for the “Capital Stock” and “Non capitalized contributions” accounts which have been kept at original value. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders´ Equity – Adjustment to Capital Stock” account.

s)	Statement of Income Accounts:

-	As of December 31, 2007 and 2006, accounts accruing monetary transactions (financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.) were computed on the basis of their monthly accrual at historical rates.

-	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in note 2.1.

-	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 2.1.

t)	Earning per share:

As of December 31, 2007 and 2006, the Bank calculates the earning per share on the basis of 471,361,306 ordinary shares, of $ 1 par value each. The net income for the fiscal years on those dates is as follows:

	12/31/2007	12/31/2006
Net income for the fiscal year	235,049	180,037
Earning per share for the fiscal year	0.50	0.38

u)	Use of accounting estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank’s Board of Directors to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the income/loss generated during the fiscal years being reported. Final income/loss may differ from such estimates.

3	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN BUENOS AIRES CITY—ARGENTINA

By Resolution CD No. 93/05 the Professional Council in Economic Sciences of Buenos Aires City (C.P.C.E.C.A.B.A.) adopted, with certain explanations, Technical Pronouncements Nos. 16 to 22 of the F.A.C.P.C.E. incorporating certain changes to the professional accounting valuation and disclosure standards. Furthermore, by General Resolutions No. 485/05 y 487/06, the CNV adopted, with certain amendments, those Technical Pronouncements based on the resolutions of the C.P.C.E.C.A.B.A.

The Bank has prepared these financial statements by applying the regulations of the BCRA, which do not contemplate some of the valuation criteria incorporated to the accounting principles generally accepted in Buenos Aires City.

The main differences between the regulations of the BCRA and the accounting principles generally accepted in Buenos Aires City are detailed below:

I. Valuation criteria

a)	National Government Secured loans

During the year ended on December 31, 2001, as a consequence of the provisions of Decree No. 1387/01, on November 6, 2001, the Bank exchanged national government securities, bonds, treasury bills and/or unsecured loans with the National Government for a face value of US$ 2,227,460 thousands for Secured loans. At December 31, 2007 and 2006, those loans are recorded under “Loans – to the Public Sector” amounting to 1,415,352 and 2,117,873, respectively, in accordance with the criterion described in Note 2.3.c).

In accordance with Resolution CD No. 290/01 of the C.P.C.E.C.A.B.A., at December 31, 2007 and 2006, these assets should have been valued considering the respective quotation values of the swapped bonds at November 6, 2001, delivered in exchange and the increase sustained as a result of the interest accrued according to the internal rate of return. However, as of December 31, 2007 and 2006 the book value of these assets is not significantly different from their reasonable realization value.

b)	Effects caused by court measures related to deposits (constitutional protection actions)

As mentioned in Note 2.3.m), as of December 31, 2007 and 2006, the Bank records assets amounting to 57,489 and 343,450 (whose original values had been 1,196,676 and 1,159,553) respectively, under “Intangible Assets – Organization and Development Non Deductible Expenses” account corresponding to differences resulting from compliance with the court measures generated by the payment of deposits in the financial system within the framework of Law No. 25,561, Decree No. 214/02 and complementary regulations, as established by Communication “A” 3916 of the BCRA. In accordance with professional accounting standards currently in force in Buenos Aires City, the amounts detailed above should have been covered by an allowance up to the concurrence of the balance that represents the best possible estimate of the amounts to be recovered, an amount that may not be objectively determined as of the date of issuance of these statements.

c)	Tax effects

As already indicated in note 4.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with professional accounting standards currently in force in Buenos Aires City, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 55,500 and 337,000 as of December 31, 2007 and 2006, respectively, should be recovered.

In addition, the Bank has tax loss carryforwards estimated to be applied against taxable income for the current fiscal year.

d)	Derivative financial instruments

As explained in Notes 2.3.n.1) and 12, as of December 31, 2007 the Entity recorded the effects of interest rate swap agreements as established by the BCRA. Should the Entity have applied the professional accounting standards currently applicable, it would have booked additional liabilities for 7,433.

II.	Aspects related to the presentation of information

a)	Holdings available for sale

As disclosed in note 2.3.b), the Entity charged to the account “Unrealized valuation difference” in stockholders’ equity a loss of 42,796, which reflects the difference between the cost of addition of these holdings and increased by the accrual of the internal rate of return and the value as quoted of Government securities and instruments issued by the BCRA, classified as Holdings available for sale. The professional accounting standards in force in the City of Buenos Aires do not endorse this accounting treatment. Therefore, as of December 31, 2007, this amount should have been charged to the income/loss for such fiscal year.

4	TAX MATTERS

4.1.	Income tax

The Bank determined the charge for income tax by applying the effective 35% rate to taxable income estimated for each period or fiscal year considering the effect of temporary differences between accounting and taxable income. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years. As of December 31, 2007 and 2006, the Bank has estimated that there shall be no charge for income tax as the Bank is in a position to absorb the tax loss carryforwards from previous fiscal years.

On June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank’s Board of Directors, based on the opinion of its legal counsel, have responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank has set up an allowance for the net balance between the deferred tax assets and liabilities.

As of December 31, 2007 and 2006, the Bank records under Other Receivables (in the Tax Advance account) a taxable deferred asset amounting 55,500 and 337,000, respectively. Such amounts are made up as follows:

	12-31-2007	12-31-2006
Deferred tax assets	981,455	774,000
Deferred tax liabilities	(925,955)	(437,000)

Net deferred assets	55,500	337,000
Allowance	(55,500)	(337,000)

4.2.	Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will reduced by any excess of the latter over former.

On February 11, 2005, the Argentine Central Bank issued Communication “A” 4295 whereby it enabled, under certain rules, the accounting record of credits on Tax on Minimum Presumed Income.

Consequently, as of December 31, 2007 the Bank recorded the above asset in an amount of 186,761 (150,506 in the line Tax on minimum presumed income – Tax Credit and 36,255 in the line Others – Tax Advance, under Other Receivables). As of December 31, 2006, the Bank recorded the above asset in an amount of 152,746 (118,746 in the line Tax on minimum presumed income – Tax credit and 34,000 in the line Others – Tax Advance under Other Receivables).

4.3.	Other tax issues

a) The Argentine Public Revenue Administration (AFIP) inspected open tax periods and the Bank received ex officio assessments, which were appealed before the Argentine Administrative Tax Court. Such Court, to the issuance date of these financial statements, issued and opinion on the ex officio assessment made in 1992 and 1993, partially admitting the claim of tax authorities. On June 18, 2002 the Bank decided to appeal the ruling of 1992 with the Court of Appeals, where it is being treated at present.

Furthermore, on July 18, 2003 a remedy for the review and appeal against the 1993 judgment was filed, and is currently pending. On March 8, 2006 the Court of Appeals ratified the ruling, which caused the Bank to file an ordinary appeal with the National Supreme Court, which was conceded on February 1, 2007.

The Argentine Administrative Tax Court has issued an opinion in respect of the appeals filed against the ex officio assessments concerning the tax on minimum presumed income for year 1999 and the income tax for years 1994, 1995 and 1998, fully upholding the claims filed and reversing the appealed resolutions. However, on April 8, 2005 the Argentine Administrative Tax Court conceded to the AFIP the appeal to Argentine Public Revenue Administration. On October 3, 2006, the Argentine Administrative Tax Court confirmed the decision, and accordingly the AFIP filed a new appeal against this ruling with the Argentine Supreme Court, which conceded this appeal on March 8, 2007.

The Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

b) On October 24, 2007, the Bank was notified by the Tax Bureau of the City of Buenos Aires of the commencement of a sua sponte tax assessment on a certain basis and partial in nature of the taxable income as regards turnover tax for the fiscal years 2002 and 2003.

On November 14, 2007, the Bank had filed its defenses to the notice mentioned.

The Bank’s management as well as its legal and tax advisors estimate that the Bank has reasonably interpreted currently applicable rules and regulations as regards the periods covered by the notice.

The Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

The Bank’s Management does not expect an adverse financial impact in these respects.

5	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

	12-31-2007	12-31-2006
a) LOANS

Loans granted to pre-finance and finance exports	1,497,988	1,109,307
Fixed-rate financial loans	904,117	926,097
Other	236,066	234,980

Total	2,638,171	2,270,384

b) INVESTMENTS IN OTHER COMPANIES
In other non-controlled companies- unlisted	30,586	27,586
In controlled companies -supplementary activities	370,588	327,431
In non-controlled companies-supplementary activities	10,692	9,349
Other- unlisted	43	3,090

Total	411,909	367,456

c) OTHER RECEIVABLES

Prepayments	45,609	21,107
Guarantee deposits	25,299	26,735
Miscellaneous receivables	46,017	48,629
Tax prepayments (1)	93,647	372,364
Other	8,453	5,450

Total	219,025	474,285

(1)	As of December 31, 2007 and 2006, it includes the deferred tax asset for 55,500 and 337,000 respectively (see note 4.1).

	12-31-2007	12-31-2006
d) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

Correspondents – our account	146,540	23,746
Collections and other operations for the account of third parties	25,925	29,815
Other withholdings and collections at source	104,874	57,460
Accounts payable for consumption	140,105	108,636
Money orders payable	244,410	203,635
Loans received from Argentine Technological Fund (FONTAR)	20,623	--,--
Loans received from Interamerican Development Bank (BID)	57,738	--,--
Other	51,205	47,127

Total	791,420	470,419

e) OTHER LIABILITIES
Accrued salaries and payroll taxes	165,324	126,379
Accrued taxes	36,093	32,503
Miscellaneous payables	65,795	44,337
Other	4,744	604

Total	271,956	203,823

f) MEMORANDUM ACCOUNTS – DEBIT – CONTROL
Items in safekeeping	9,335,405	9,974,668
Collections items	579,318	512,838
Checks drawn on the Bank pending clearing	223,112	157,409
Checks not yet credited	786,562	521,952
Securities representative of investments in escrow on behalf of the Pension Fund Manager	20,993,983	18,353,793
Other	62,144	27,260

Total	31,980,524	29,547,920

g) SERVICE CHARGE INCOME
Rental of safe-deposit boxes	17,400	14,038
Commissions for capital market transactions	7,917	8,677
Commissions for salary payment	6,973	4,978
Commissions for trust management	2,875	3,584
Commissions for hiring of insurances	55,033	38,592
Commissions for transportations of values	7,326	9,770
Commissions for loans and guarantees	33,922	20,950
Other	39,252	31,785

Total	170,698	132,374

h) SERVICE CHARGE EXPENSE
Turn-over tax	27,020	21,440
Other	10,289	6,005

Total	37,309	27.445

	12-31-2007	12-31-2006
i) OTHER EXPENSE
Deferred income tax	337,000	23,000
Tax on bank transfers	33,064	24,189
Other	21,156	11,624

Total	391,220	58,813

6	RESTRICTIONS ON ASSETS

As of December 31, 2007, there are Bank assets, which are restricted as follows:

a)	The Government and Private Securities account includes 60,456 in Guaranteed Bonds maturing in 2018, allocated to the guarantee required to act as custodian of investment securities related to pension funds.

b)	The Bank appropriated loan funds of its active portfolio in an amount of 1,261 to secure debts with the Argentine Central Bank.

c)	The Bank appropriated BCRA Notes (Badlar), due 01/21/2009 in an amount of 126,530 to secure loans arranged under the Credit Global Program given by the Banco Interamericano de Desarrollo (B.I.D.).

7	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART. 33 OF LAW No. 19,550)

The balances as of December 31, 2007 and 2006, for transactions performed with subsidiaries and parents companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2007	2006	2007	2006	2007	2006
BBVA S.A.	5,858	2,351	4,809	--,--	30,438	1,276
Francés Valores Sociedad de Bolsa S.A.	926	1,203	1,931	2,914	5,654	5,276
Consolidar A.R.T. S.A.	51	33	87,275	20,231	389,552	344,167
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	8	41	10,352	10,141	13,823	67,067
Consolidar Cía. de Seguros de Retiro S.A.	120	77	44,540	119,865	530,989	365,505
Consolidar Cía. de Seguros de Vida S.A.	23	11	7,210	10,897	257,616	252,896
Atuel Fideicomisos S.A.	--,--	--,--	4,362	3,630	113	654
BBVA Consolidar Seguros S.A.	33	4	10,225	3,801	56,971	58,031
PSA Finance Argentina Cía Financiera S.A.	179,992	75,657	1,076	310	--,--	--,--
Rombo Cía. Financiera S.A.	150,408	130,643	846	1,014	82,000	30,000
Francés Administradora de Inversiones S.A.	100	158	104	1	20,968	13,235
Consolidar Comercializadora S.A.	--,--	--,--	3,346	6,182	1,018	3,044
Inversora Otar S.A.	--,--	3,093	347	372	375,513	439,602

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations and Guaranties given covered by debtor classification regulations.

8	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees No. 540/95, No. 1,292/96 and 1,127/98 and Communication “A” 2337 and BCRA’s complementary regulations.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree No. 1,292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 13.3117% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos thirty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the abovementioned amount, whatever the number of accounts and/or deposits.

9	TRUST ACTIVITIES

9.1. Financial	Trusts

On January 5, 2001, the BCRA’s Board of Directors issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to BF as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and BF as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. BF entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets. As of December 31, 2007 and 2006, total estimated corpus assets of Diagonal Trust amount to 3,897 and 17,497, respectively, considering its recoverable values and those of Inmobal Nutrer Trust amount to 25 at the end of the previous fiscal year. Said amounts are recorded in memorandum debit accounts “For trustee activities – Funds received in trust”.

9.2. Non	Financial Trusts

BF acts as trustee in 44 non financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about 588,425 and 1,220,000 as of December 31, 2007 and 2006, respectively, consist of cash, creditors’ rights, real estate and shares.

10	CORPORATE BONDS

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Negotiable Obligations with ordinary guarantee, or such guarantees as may be decided by the Board of Directors, and unsecured Subordinated Negotiable Obligations, convertible or not into shares. During the life of the Program, which will be 5 (five) years, it shall be possible to issue and re-issue any number of series and/or classes of Negotiable Obligations as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000.

On March 15, 2007, the Bank paid the redemption price of Negotiable Obligations Class 15 maturing in 2008, which were issued for an aggregate principal amount of US$ 121,504,050.

On April 26, 2007, the Ordinary Stockholders’ Meeting delegated to the Board of Directors the authority to make certain amendments to the existing Negotiable Obligations Global Program such as: i) updating the Program so that it is governed by international terms and conditions, ii) existence of an international trustee in respect of one or more series representing the interests of investors, iii) drafting and execution of documentation in the English language and under foreign laws, including global and final securities, and payment agency, registrar, trust and underwriting agreements, as may be necessary, as well as the preparation of information documents for purposes of placement in international markets, including offering circulars and financial statements prepared in a foreign language.

As provided in the Negotiable Obligations Law and BCRA regulations, the proceeds would be applied to: (i) extension of mortgage loans for the purchase and renovation of housing and personal loans in Argentina; (ii) extension of corporate loans in Argentina for purposes of payment of working capital, investment in physical assets located in Argentina or refinancing of liabilities; and (iii) capital contributions in the Bank’s subsidiaries or related companies.

11	FUNDING OF THE FINANCIAL AND INSURANCE INSTITUTIONS ASSISTANCE TRUST FUND (FFAEFS)

On December 29, 2004, the Bank cancelled the last installment of the corporate bonds related to the FFAEFS, after its conversion into Argentine pesos at the exchange rate of 1 Argentine peso to each US dollar and its adjustment by CER.

On January 10, 2003, the Federal Executive published Decree Nº 53/2003 which amended section 1 subsection j) of Decree Nº 410/02, excluding from the conversion into pesos provided for by section 1 of Decree Nº 214/02 the “obligation of Public and Private Sector Companies to pay any amount of money in foreign currency owed to the NATIONAL GOVERNMENT as a result of subsidiary or other loans and guarantees originally financed by Multilateral Credit Institutions or arising from liabilities owed by the National Treasury and refinanced with external creditors”.

The decision taken by the Managing Committee of the Trust Fund for Reconstruction of Companies at the meeting held on May 28, 2003 stating that only 50% of the aforementioned financing was to be converted into pesos while the difference was to be maintained in its original currency was notified by note dated June 9, 2003.

The Bank filed a subsidiary appeal for reversal before a higher administrative authority applying for a change in the aforementioned criterion and has reiterated its position on occasion of each interest and principal payment. Upon the appeal for reversal being dismissed, the claims were filed with the hierarchical superior officer on March 16, 2004. On May 17, 2004 the grounds for the appeal before the higher administrative authority were enlarged.

On February 7, 2005, the Bank was notified of Resolution Nº 25 dated January 17, 2005 executed by the Argentine Minister of Economy and Production, which dismisses the Hierarchical Remedy filed.

On May 16, 2005, an administrative action under section 100 (D.R:1759/72, 1991 revision) was filed against Resolution No. 25 issued by the Ministry of Economy and Production, which dismissed the Hierarchical Appeal filed by the Bank. In May 2005 was recorded a liability in the account Financing received from Argentine financial institutions under the caption Other Liabilities from Financial Transactions. As of December 31, 2006, amounting to US Dollars thousand 25,604, this being the estimated liability by the Bank in the filing mentioned above. This effect was compensated under the terms of the compensation mechanism for financial institutions during October 2006, with Boden 2012 having been subscribed for a nominal value of US Dollars 50,288.

In November 2006, the Bank submitted to the Trust Fund for Reconstruction of Companies a proposal consisting in a settlement and total payment for the purpose of fully and totally repaying the amounts owed by the Bank to the Trust Fund.

On April 13, 2007, the Trust Fund accepted the proposal of settlement for the amount of thousand Pesos 88,462, and accordingly the Bank transferred the funds for the purpose of fully and totally repaying the debt as of April 20, 2007.

12	DERIVATIVE FINANCIAL INSTRUMENTS

I.	Transactions as of December 31, 2007:

a)

Interest rate swaps for 232,000 (Fixed Rate versus Badlar), maturing within a period not exceeding 3 years, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts and interest rate swaps for 60,000 (Badlar versus Fixed Rate) maturing within a period not exceeding 3 years, for which the Bank pays a fixed amount and receives a variable amount based on the changes in the Badlar rate.

In addition, the Entity agreed on a variable interest rate swap for 50,000 (CER versus Badlar) with final maturity in a period not exceeding 2 years, for which the Bank pays a variable amount in accordance with changes in the Badlar rate and receives a variable amount based on changes in the CER plus a 50-basis point spread calculated on the stated notional amounts.

For purposes of estimating the market value, the variable future amounts (both Badlar and CER) not yet overdue are discounted. Swaps have been valued as the difference between the current value of future receivable amounts and the current value of future payable amounts.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating loss as of the end of the fiscal year for 619.

The estimated market value of said instruments amounts to 7,919 (Liabilities). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum debit accounts – From derivatives – Interest rate swaps” for 292,000 and “Memorandum accounts—Debit accounts – From derivatives– Others” for 50,000.

b)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 1,164,392 and 1,289,267, which are recorded under “Memorandum Accounts—Debit accounts—Derivatives—Notional amount of non-deliverable forward transactions”, and “Memorandum accounts—Credit accounts—Derivatives—Notional amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), generating income as of the end of the fiscal year for 6,457.

II.	Transactions as of December 31, 2006:

a)	Interest rate swaps for 30,000 (Fixed Rate versus Badlar), maturing within a period not exceeding 3 years, for which the Bank pays a variable amount in accordance with changes in the Badlar rate, Encuesta rate, and receives a fixed amount based on stated notional amounts.

These transactions have been valued as described in note 2.3.n.1), resulting in a gain of 6 at year-end. At the end of the previous fiscal year, these transactions were recorded for 30,000 under “Memorandum Accounts—Debit accounts—Derivatives—Interest rate swaps”.

b)	Non-deliverable forward transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 387,777 and 283,243, which are recorded under “Memorandum Accounts—Debit accounts—Derivatives—Notional amount of non-deliverable forward transactions”, and “Memorandum accounts—Credit accounts—Derivatives—Notional amount of non-deliverable forward transactions”, respectively.

These transactions have been valued as described in note 2.3.n.2.), generating income as of the end of the fiscal year for 2,488.

13	COMPLIANCE WITH CNV REQUIREMENTS

13.1	Compliance with the requirements to act as agent in the Over-the-counter Market

As of December 31, 2007, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolution No. 368/01 and 489/06 of the CNV.

13.2	Investment Funds custodian

As of December 31, 2007 and 2006, in its capacity of Investment Funds custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Renta Fija”, “FBA Ahorro Pesos”, “FBA Renta Corto Plazo”, “FBA Europa”, “FBA Horizonte”, “FBA Internacional”, “FBA EEUU”, “FBA Renta Premium”, “FBA Acciones Latinoamericanas”, “FBA Bonos Argentina” and “FBA Brasil”, “FBA México”, “FBA Commodities”, “FBA Acciones Argentinas” and “FBA Bonos Globales” administrated by Francés Administradora de Inversiones S.A. Fund Manager, the Bank holds certificates of deposits, shares, corporate bonds, government securities, indexes, options, tax—credit certificates, securities issued by the Argentine Central Bank and investments financial trust certificates in safekeeping in the amount of 765,436 and 1,027,748 respectively, all of which making up the Fund’s portfolio and booked in memorandum accounts “Debit-Control—Other”.

The Investment Funds’ equities are as follows:

EQUITIES

INVESTMENT FUNDS	12.31.2007	12.31.2006
FBA Acciones Globales	136,139	61,275
FBA Total	10,863	12,403
FBA Renta	12,645	14,327
FBA Renta Pesos	298,951	262,251
FBA Renta Dólares	4,233	4,300
FBA Bonos	8,832	11,249
FBA Calificado	213,601	442,297
FBA Internacional	497	473
FBA Ahorro Dólares	11,730	12,615
FBA Renta Fija	16,214	19,713
FBA Ahorro Pesos	128,507	219,506
FBA Renta Premium	6,755	7,584
FBA Europa	4,770	2,257
FBA Horizonte	27,847	74,846
FBA EEUU	1,323	1,095
FBA Renta Corto Plazo	495	523
FBA Acciones Latinoamericanas	44,268	8,868
FBA Bonos Argentina	8,069	16,578
FBA Brasil	2,992	—
FBA México	979	—
FBA Commodities	50	—
FBA Acciones Argentinas	485	—
FBA Bonos Globales	50	—

Total	940,295	1,172,160

14	RESTRICTION ON EARNINGS DISTRIBUTIONS

a)	The Ordinary and Extraordinary Shareholders’ Meeting held on April 26, 2007 approved the allocation of earnings as follows:

•	To Statutory Reserve: 82,064.

•	To cash dividends: 90,000 (previously approved pursuant to File No. 6480/07 of the BCRA)

b)	In accordance with Communication “A” 4664, issued on May 11, 2007 and with the text issued by BCRA entitled “Distribution of Income”, to calculate balances of distributable earnings, the Bank must deduct point 2.1 of said Resolution from the Unappropriated earnings account on an off-balance sheet basis (see Earnings Distribution Project). In addition, the authorization of the Superintendent of Financial and Exchange Institutions shall be required in order to verify that the procedure established in said resolution for earnings distribution has been properly applied

c)	In accordance with the provisions of BCRA, the next Shareholders’ Meeting must appropriate the amount of 47,010 currently included under Unappropriated earnings to the Statutory Reserve.

15	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

16	ACCOUNTS REFLECTING COMPLIANCE WITH MINIMUM CASH

The following are the items computed for Compliance with Minimum Cash Requirements according to the regulations of the Argentine Central Bank, with their corresponding balances:

COMPUTABLE COMPLIANCE PESOS
Cash	308,841	(*)
Special Guarantee Accounts	108,697
BCRA Checking Account	1,372,244
Cash in valuables’ transportation	205,933	(*)
Franchises	175,306

TOTAL	2,171,021

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in Pesos)
Cash	133,245	(*)
BCRA Checking Account	703,779
Cash in transit	2,654	(*)
Cash in valuables’ transportation	49,849	(*)

TOTAL	889,527

COMPUTABLE COMPLIANCE IN EUROS (Stated in Pesos)
Cash	25,697	(*)
BCRA Checking Account	20,448
Cash in transit	42	(*)
Cash in valuables’ transportation	13,154	(*)

TOTAL	59,341

(*)	Only 67% of these balances are admitted as Compliance.

17	STATEMENT OF CASH FLOWS AND ITS EQUIVALENTS

The Statements of Cash Flows and its equivalents as of December 31, 2007 and 2006 explains the changes in cash and its equivalents. For such purpose, a detail is supplied of the items that the Entity considers to be cash and its equivalents:

	12/31/2007	12/31/2006
a) Cash and due from banks:	3,114,843	2,534,058
b) Government securities held for trading or financial transactions:	31,288	102,726
c) Loans to financial sector, calls granted maturity date less than three months as from the end of the fiscal years:	148,680	81,515

CASH AND ITS EQUIVALENTS	3,294,811	2,718,299

Points b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from the year – end date.

18	RISK MANAGEMENT POLICIES

The following is a description of the comprehensive policies and processes for identifying, assessing, controlling and mitigating the following risks: credit, market, liquidity and operational.

a) Credit Risk

The Risk Division is composed of the following areas: Retail Banking, Enterprise and Corporate Banking. Each of these is in turn made up by: Policies and Tools, Admission, Risk Follow-Up and Credit Recovery.

Approvals are processed by virtue of the powers granted to Risk Analysts, the Credit Risk Committee and the Technical Operations Committee, according to the amount of the assistance, as well as according to the characteristics of the customer and transaction (commercial areas are also authorized to resort to delegated credit powers). Any exceptions to the policies currently in force are dealt with by the Technical Operations Committee.

The assessment methodology is based on internally designed scoring and rating models applied to the Retail Banking, Enterprise and Corporate Banking portfolios management, respectively. The application of this methodology leads to the calculation of the expected loss and in addition, to a historical control over expected losses and over the degree of severity of such losses in each portfolio. The scoring and rating tools are re-estimated periodically.

The following are some of the aspects taken into account upon subjecting customers to a credit assessment:

•	Verify the client sufficient income-generation sources and an adequate financial structure to face the commitments to repay principal and interest of the owned receivables within the terms agreed.

•	Adequate and sufficient guarantees must to allow the loans recovery.

•	Adequate knowledge of the client so that the decision-making officials are sufficiently confident and secure when they decide to grant the loan.

•	Balance and correlation between the use of the proceeds, the amount, the term and the manner to repay the loan based on the client´s generation of resources and the guarantees.

•

The activities carried on by the client must be identified so that the client can be assigned to the appropriate classification of sectors of the economy assessing its positioning and growth expectations.

•

Permanent consulting for hints of junctures in the policies currently in force in each sector for an adequate response in line with the general investment or divestiture guidelines in a sector or sub-sector of the economy, amongst others.

b) Market Risk

The Market Risk area, which reports to the Risk Division, is the unit responsible for identifying, assessing and controlling the market risks in BBVA Banco Francés.

It is in charge of the following:

•	Identifying the Business Units within BBVA BF that carry out transactions entailing market risks, which should thus be included in the corporate applications of measurement and control risk.

•	Monitor on a daily basis compliance with the risk limits and policies of the Business Units

The most complex approach, adopted as a standard measurement tool, is the Value at Risk (VaR) which provides a 99% confidence level at one day.

Policies are implemented through a limit structure, in terms of daily VaR and daily, monthly and annual Stop Loss measures.

On an annual basis, a proposal is prepared for the authorization of market risk limits together with the Treasury Department. This standard sets forth the identity of the officials who have the maximum control responsibilities and decision-making attributes concerning the limits and contingency plans to be implemented if such limits were surpassed.

The utility of the VaR model is fine-tuned through backtesting and stresstesting techniques.

c) Liquidity Risk

Although the Financial Division is responsible for managing the structural risks at Banco BBVA Banco Francés, which risks also include the liquidity risk, the Market Risk Area, in its position as independent business unit and responsible for management actions, is empowered to approve, follow up (measure) and control the methodologies, the limits and the alerts that the areas involved may propose and consume in order to adequately manage the liquidity risk.

Faced with any alarm hinting that a liquidity crisis can be on the making, the Entity relies on a crisis committee made up by the areas of Financial Management, Market Risk and the Treasury Department which must analyze the situation and scale it up to the immediately higher level control (Board of Directors—COAP).

The Market Risk Area must obtain the flows of collections and payments, prepare the daily liquidity map, propose the limits and alert alarms and prepare and distribute the appropriate reports for the evolution of liquidity to the internal areas of the Risk Division and to the top executives of BBVA Banco Francés.

Liquidity risks are monitored using three models: Short-term liquidity, Medium-term liquidity and Stress-liquidity. This model is based on the study of past crisis and it is used as a basis to generate the contingency plan.

The aim of the Contingency Plan is no other than to be in the best position to face liquidity problems, to foresee potential crisis situations, both at the Entity level and in the markets which may arise for the Entity in the future.

d) Operational Risk

The Risk Division, through the Operational Risk area, is entrusted with the implementation of a working framework to allow it to identify, value, follow up, control and mitigate operational risk through the development of specific tools and the maintenance of a historical database of losses as recorded, segmented by business areas and classes of risks.

Both the function used to identify and quantify operational risk (Ev-Ro tool) and the function used for a dynamic control and follow-up of the efficacy of the mitigation actions implemented (Trans-VaR) are highly widespread in the various business areas and supporting areas.

The follow-up of these tools and controls allows:

•	To assess the degree of mitigation activity implemented in the various areas

•	To verify that the measures have been adopted in accordance with priority criteria for the mitigation of risk factors.

•

To ensure that the contingency plans and service continuity defined by the various business units or supporting areas have been properly implemented and updated to reduce the risk of certain high-impact risk factors.

19	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matter mentioned in Note 3 to the stand – alone financial statements and note 2 to the consolidated financial statements, in accordance with accounting principles generally accepted in Buenos Aires City—Argentina. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with accounting principles generally accepted in Buenos Aires City may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between generally accepted accounting principles in Buenos Aires City – Argentina and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2007 AND 2006

(Translation of financial statements originally issued in Spanish—See Note 19)

-Stated in thousands of pesos-

		Holding
Description	ID Caja de Valores	Market Value	Book balance as of 12-31-2007	Book balance as of 12-31-2006	Position Without Options	Final Position
GOVERNMENT SECURITIES

Holdings in investment accounts

In pesos

Subtotal in pesos			--,--	200,354	--,--	--,--

In foreign currency

Subtotal in foreign currency			--,--	108,622	--,--	--,--

Subtotal in Holdings in investment accounts			--,--	308,976	--,--	--,--

Holdings for trading or financial transactions

Local
In pesos
Secured Bonds due 2018	2405	13,992	13,992		13,992	13,992
Other		8,947	8,947		4,619	4,619

Subtotal in pesos			22,939	99,408	18,611	18,611

In foreign currency
Bond Argentina (BONAR VII)	5435	1,248	1,248		1,248	1,248
Discount Bonds in dollars	40291	2,805	2,805		2,805	2,805
BONAR X	5436	1,811	1,811		1,811	1,811
Boden 2013	5427	1,649	1,649		1,573	1,573
Other		836	836		388	388

Subtotal in foreign currency			8,349	3,318	7,825	7,825

Subtotal in Holdings for trading or financial Transactions			31,288	102,726	26,436	26,436

Holdings available for sale

Local
In pesos
Secured Bonds due 2018	2405	73,284	73,284		73,284	73,284
Bocon PRO 12	2449	166,229	166,229		166,229	166,229

Subtotal in pesos			239,513	--,--	239,513	239,513

Subtotal in Holdings available for sale			239,513	--,--	239,513	239,513

Unlisted government securities

Local
In pesos
Secured Bonds due 2020	2423		903,897		903,897	903,897

Subtotal in pesos			903,897	843,792	903,897	903,897

Subtotal Unlisted government securities			903,897	843,792	903,897	903,897

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2007 AND 2006

(Translation of financial statements originally issued in Spanish—See Note 19)

-Stated in thousands of pesos-

		Holding
Description	ID Caja de Valores	Market Value	Book balance as of 12-31-2007	Book balance as of 12-31-2006	Position Without Options	Final Position
Instruments issued by the BCRA

BCRA Bills
Listed – Own portfolio
Argentine Central Bank Bills due 09-03-08	45859	13,379	13,379		13,379	13,379
Argentine Central Bank Bills due 04-22-08	45870	8,242	8,242		8,242	8,242
Argentine Central Bank Bills due 05-21-08	45876	10,362	10,362		10,362	10,362
Other		4,487	4,487		5,288	5,288

Subtotal own portfolio			36,470	56,285	37,271	37,271

Repurchase transactions
Argentine Central Bank Bills due 12-11-08	45877	26,478	26,478		--,--	--,--
Argentine Central Bank Bills due 05-14-08	45803	47,444	47,444		--,--	--,--

Subtotal repurchase transactions			73,922	--,--	--,--	--,--

BCRA Notes
Listed – Own portfolio
Argentine Central Bank Bills due 10-15-08	45831	5,636	5,636		5,636	5,636
Argentine Central Bank Bills – (Badlar) due 09-10-08	45824	7,308	7,308		7,308	7,308
Argentine Central Bank Bills (Badlar+2,5%) due 02-10-10	45853	10,886	10,886		10,886	10,886
Argentine Central Bank Bills due 05-07-08	45798	11,262	11,262		78,866	78,866
Argentine Central Bank Bills due 04-21-08	45873	12,156	12,156		12,156	12,156
Argentine Central Bank Bills (Badlar)due 08-06-08	45819	13,332	13,332		13,332	13,332
Argentine Central Bank Bills (Badlar)due 07-16-08	45813	16,672	16,672		16,672	16,672
Argentine Central Bank Bills (Badlar+2,5%) due 03-26-08	45790	19,162	19,162		19,162	19,162
Argentine Central Bank Bills (Badlar)due 03-25-10	45862	23,325	23,325		23,325	23,325
Argentine Central Bank Bills (Badlar)due 11-05-08	45833	38,174	38,174		38,174	38,174
Argentine Central Bank Bills Indexation by CER 3% due 01-23-08	45712	39,567	39,567		39,567	39,567
Argentine Central Bank Bills – (Badlar) due 11-26-08	45834	41,809	41,809		41,809	41,809
Argentine Central Bank Bills – (Badlar) due 01-06-10	45845	53,097	53,097		53,097	53,097
Argentine Central Bank Bills (Badlar) due 12-17-08	45844	61,816	61,816		61,816	61,816
Other		29,797	29,797		29,797	29,797

Subtotal own portfolio			383,999	1,646,532	451,603	451,603

Unlisted – Own portfolio
Argentine Central Bank Bills – (Badlar) due 03-25-10	45862		33,488		33,488	33,488
Argentine Central Bank Bills (Badlar+2,5%) due 03-11-09	45861		196,067		196,067	196,067
Argentine Central Bank Bills – (Badlar) due 01-21-09	45850		392,059		392,059	392,059

Subtotal own portfolio			621,614	--,--	621,614	621,614

Repurchase transactions
Argentine Central Bank Bills due 01-06-10	45845	50,875	50,875		--,--	--,--
Argentine Central Bank Bills due 01-20-10	45851	25,450	25,450		--,--	--,--
Argentine Central Bank Bills due 03-01-08	45784	15,143	15,143		--,--	--,--

Subtotal repurchase trasanctions			91,468	--,--	--,--	--,--

Available for sale
Argentine Central Bank Bills due 05-07-08	45798	260,172	260,172		260,172	260,172
Argentine Central Bank Bills due 10-15-08	45831	309,375	309,375		309,375	309,375
Argentine Central Bank Bills (Badlar) due 12-17-08	45844	276,074	276,074		276,074	276,074
Argentine Central Bank Bills (Badlar) due 07-16-08	45813	171,229	171,229		171,229	171,229
Argentine Central Bank Bills (Badlar+2,5%) due 02-10-10	45853	79,632	79,632		79,632	79,632
Argentine Central Bank Bills due 03-05-08	45784	24,228	24,228		24,228	24,228
Other		12,361	12,361		12,361	12,361

Subtotal available for sale			1,133,071	--,--	1,133,071	1,133,071

Subtotal instruments issued by the BCRA			2,340,544	1,702,817	2,243,559	2,243,559

TOTAL GOVERNMENT SECURITIES			3,515,242	2,958,311	3,413,405	3,413,405

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2007AND 2006

(Translation of financial statements originally issued in Spanish—See Note 19)

-Stated in thousands of pesos-

		Holding
Description	ID Caja de Valores	Market value	Book Balance as of 12-31-2007	Book Balance as of 12-31-2006	Position without options	Final Position
INVESTMENTS IN LISTED PRIVATE SECURITIES
Other debt instruments
In foreign currency
Other		190	190		190	190

Subtotal in foreign currency			190	30	190	190

Subtotal Other debt instruments			190	30	190	190

Other Equity instruments
In pesos
Compañía Financiera Argentina Trust Fund	34470	12,033	12,033		12,033	12,033
Garbarino Trust Fund	34513	4,349	4,349		4,349	4,349
Secubono Trust Fund	34519	9,153	9,153		9,153	9,153

Subtotal in pesos			25,535	--,--	25,535	25,535

Subtotal Equity instruments			25,535	--,--	25,535	25,535

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES			25,725	30	25,725	25,725

TOTAL GOVERNMENT AND PRIVATE SECURITIES			3,540,967	2,958,341	3,439,130	3,439,130

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF DECEMBER 31, 2007 AND 2006

(Translation of financial statements originally issued in Spanish—See Note 19)

-Stated in thousands of pesos-

	12-31-2007	12-31-2006
COMMERCIAL PORTFOLIO

Normal performance	7,935,850	7,287,366

Preferred collaterals and counter guaranty “A”	104,485	62,808
Preferred collaterals and counter guaranty “B”	103,349	44,102
Without senior security or counter guaranty	7,728,016	7,180,456

In potential risk	17,733	28,448

Preferred collaterals and counter guaranty “B”	922	1,863
Without senior security or counter guaranty	16,811	26,585

Nonperforming	5,321	5,297

Without senior security or counter guaranty	5,321	5,297

With high risk of uncollectibility	27,025	24,001

Preferred collaterals and counter guaranty “B”	946	--,--
Without senior security or counter guaranty	26,079	24,001

Uncollectible	518	29,883

Without senior security or counter guaranty	518	29,883

Total	7,986,447	7,374,995

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF DECEMBER 31, 2007 AND 2006

(Translation of financial statements originally issued in Spanish—See Note 19)

-Stated in thousands of pesos-

	12-31-2007	12-31-2006
CONSUMER AND HOUSING PORTFOLIO

Normal performance	3,276,219	2,010,833

Preferred collaterals and counter guaranty “A”	8,145	10,005
Preferred collaterals and counter guaranty “B”	511,615	378,264
Without senior security or counter guaranty	2,756,459	1,622,564

Low risk	25,063	19,528

Preferred collaterals and counter guaranty “A”	2	--,--
Preferred collaterals and counter guaranty “B”	4,187	6,597
Without senior security or counter guaranty	20,874	12,931

Medium risk	11,917	7,827

Preferred collaterals and counter guaranty “A”	5	--,--
Preferred collaterals and counter guaranty “B”	258	267
Without senior security or counter guaranty	11,654	7,560

High risk	642	6,408

Preferred collaterals and counter guaranty “B”	27	478
Without senior security or counter guaranty	615	5,930

Uncollectible	17,997	6,537

Preferred collaterals and counter guaranty “B”	1,547	2,431
Without senior security or counter guaranty	16,450	4,106

Uncollectible, classified as such under regulatory requirements	890	702

Preferred collaterals and counter guaranty “B”	14	38
Without senior security or counter guaranty	876	664

Total	3,332,728	2,051,835

General Total (1)	11,319,175	9,426,830

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guarantees given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF DECEMBER 31, 2007 AND 2006

(Translation of financial statements originally issued in Spanish—See Note 19)

-Stated in thousands of pesos-

	12-31-2007		12-31-2006
Number of clients	Outstanding Balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	2,973,118	26.27%	3,554,901	37.71%
50 next largest clients	2,353,533	20.79%	2,171,205	23.03%
100 following clients	1,028,963	9.09%	776,114	8.23%
Remaining clients	4,963,561	43.85%	2,924,610	31.03%

Total (1)	11,319,175	100.00%	9,426,830	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish—See Note 19)

-Stated in thousands of pesos-

		Term remaining to maturity
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Government sector	--,--	2,214	93,515	--,--	--,--	430,342	889,281	1,415,352
Financial sector	--,--	154,272	50,100	58,350	238,338	161,283	31,870	694,213
Non financial private sector and residents abroad	27,466	3,231,327	1,584,577	1,044,496	958,928	809,001	1,553,815	9,209,610

TOTAL	27,466	3,387,813	1,728,192	1,102,846	1,197,266	1,400,626	2,474,966	11,319,175	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF DECEMBER 31, 2007 AND 2006

(Translation of financial statements originally issued in Spanish—See Note 19)

-Stated in thousands of pesos-

								Information about the issuer
Concept		Shares				Amount			Data from last published financial statements
Identification	Description	Class	Unit face value	Votes per share	Number	12-31-2007	12-31-2006	Main business	Fiscal year/ period-end	Capital stock	Stockholders’ equity	Net income for the fiscal year/ period
	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED

	Controlled

	Local										thousand of pesos

33642192049	Francés Valores Sociedad de Bolsa S.A.	Common	500$	1	12,137	8,875	5,705	Stockholder	12.31.2007	6,390	9,345	3,338
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	Common	1$	1	75,842,839	147,617	141,886	Pensions fund manager	12.31.2007	140,739	276,761	(5,117)
33678564139	Consolidar Cía. De Seguros de Vida S.A.	Common	1$	1	7,383,921	123,377	86,024	Insurance company	12.31.2007	11,195	199,231	42,799
30678574097	Consolidar Cía. de Seguros de Retiro S.A.	Common	1$	1	25,033,832	58,999	73,663	Insurance company	12.31.2007	37,551	88,492	8,258
30707847367	PSA Finance Arg. Cía Financiera S.A.	Common	1,000$	1	9,000	14,008	13,550	Financial institution	12.31.2007	18,000	28,018	917
30692274403	Atuel Fideicomisos S.A.	Common	1$	1	13,099,869	27,720	20,153	Trust Manager	12.31.2007	13,100	27,723	7,568

		Subtotal controlled				384,596	340,981

	Non controlled

	Local

33707124909	Rombo Cía. Financiera S.A.	Common	1,000$	1	24,000	30,766	13,362	Financial Institution	12.31.2007	60,000	76,913	3,511
30604796357	Banelco S.A	Common	1$	1	2,457,749	6,145	5,911	Information Services	06.30.2007	23,599	47,967	8,113
	Other					4,546	3,438
	Foreign
	Other					793	773

		Subtotal noncontrolled				42,250	23,484

		Total in financial institutions, supplementary and authorized				426,846	364,465

	IN OTHER COMPANIES

	Non controlled

	Local

30685228501	Consolidar ART S.A.	Common	1$	1	9,710,451	23,697	21,613	Workers compensation	12.31.2007	77,684	191,370	11,021
30500064230	BBVA Consolidar Seguros S.A.	Common	1$	1	1,301,847	6,855	5,940	Insurance	12.31.2007	10,651	56,096	5,318
	Other					35	33
											thousand of dollars
	Foreign

17415001	A.I.G. Latin American Fund					3	3,053	Investing	12.31.2003	36,048	18,272	(17,775)
	Other					40	37

		Subtotal non controlled				30,630	30,676

		Total in other companies				30,630	30,676

		Total investments in other companies				457,476	395,141

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT

AND OTHER ASSETS FOR THE FISCAL YEARS ENDED

DECEMBER 31, 2007 AND 2006

(Translation of financial statements originally issued in Spanish—See Note 19)

-Stated in thousands of pesos-

Description	Net book value at beginning of fiscal year	Additions	Transfers	Decreases	Depreciation for the fiscal year		Net book value at 12-31-2007	Net book value at 12-31-2006
					Years of useful life	Amount
PREMISES AND EQUIPMENT
Real Estate	303,148	9,533	(9,031)	--,--	50	10,752	292,898	303,148
Furniture and Facilities	22,954	8,842	--,--	410	10	6,937	24,449	22,954
Machinery and Equipment	40,102	23,557	--,--	738	5	13,156	49,765	40,102
Automobiles	1,111	337	--,--	50	5	506	892	1,111

Total	367,315	42,269	(9,031)	1,198		31,351	368,004	367,315

OTHER ASSETS
Works of Art	983	--,--	--,--	--,--	--,--	--,--	983	983
Leased assets	6,771	--,--	9,031	--,--	50	244	15,558	6,771
Property taken as security for loans	6,283	430	--,--	1,976	50	91	4,646	6,283
Stationery and office supplies	2,380	5,492	--,--	5,179	--,--	--,--	2,693	2,380
Other	17,942	9	--,--	5,118	50	321	12,512	17,942

Total	34,359	5,931	9,031	12,273		656	36,392	34,359

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2007 AND 2006

(Translation of financial statements originally issued in Spanish—See Note 19)

-Stated in thousands of pesos-

Description	Net book value at beginning of fiscal year	Additions	Decreases	Amortization for the fiscal year			Net book value at 12-31-2007	Net book value at 12-31-2006
				Years of useful life	Amount
Goodwill	18,829	--,--	--,--	10	6,629		12,200	18,829
Organization and Development expenses (1)	13,276	15,838	--,--	1 & 5	7,149		21,965	13,276
Organization and development non-deductible expenses	343,450	37,178	--,--	5	323,139	(2)	57,489	343,450

Total	375,555	53,016	--,--		336,917		91,654	375,555

(1)	This caption mainly includes costs from information technology projects and leasehold improvements.
(2)	Extraordinary depreciations have been applied during the fiscal year.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF DECEMBER 31, 2007 AND 2006

(Translation of financial statements originally issued in Spanish—See Note 19)

-Stated in thousands of pesos-

	12-31-2007		12-31-2006
Number of clients	Outstanding Balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	755,542	5.01%	913,598	7.22%
50 next largest clients	1,211,506	8.03%	1,113,262	8.80%
100 following clients	934,833	6.20%	823,398	6.51%
Remaining clients	12,176,068	80.76%	9,798,632	77.47%

TOTAL	15,077,949	100.00%	12,648,890	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS,

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS AND

SUBORDINATED CORPORATE BONDS

AS OF DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish—See Note 19)

-Stated in thousands of pesos-

	Terms remaining to maturity
Description	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Deposits	12,447,220	1,897,464	606,889	121,847	3,719	810	15,077,949

Other liabilities from financial transactions
BCRA	1,833	--,--	--,--	--,--	--,--	--,--	1,833
Banks and International Institutions	132,848	136,840	210,101	72,374	6,016	6,302	564,481
Financing received from Argentine financial institutions	7,885	--,--	15,755	--,--	--,--	--,--	23,640
Other	715,365	3,004	4,535	10,789	21,273	36,454	791,420

Total	857,931	139,844	230,391	83,163	27,289	42,756	1,381,374

TOTAL	13,305,151	2,037,308	837,280	205,010	31,008	43,566	16,459,323

EXHIBIT J

MOVEMENT OF ALLOWANCES FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2007 AND 2006

(Translation of financial statements originally issued in Spanish—See Note 19)

-Stated in thousands of pesos-

				Decreases		Book value
Description	Book value at beginning of fiscal year	Increases (6)		Reversals	Applications	12-31-2007	12-31-2006
DEDUCTED FROM ASSETS
Government securities
- For impairment value	15,139	45,816	(5)	--,--	--,--	60,955	15,139
Loans
- Allowance for doubtful loans	165,842	60,204	(1)	--,--	30,354	195,692	165,842
Other receivables from financial transactions
- Allowance for doubtful receivables	996	825	(1)	--,--	--,--	1,821	996
Assets subject to financial leasing
- Allowance for doubtful receivables	3,369	911	(1)	--,--	--,--	4,280	3,369
Investments in other companies
- For impairment value (3)	3,053	61		3,111	--,--	3	3,053
Other receivables
- Allowance for doubtful receivables (2)	361,062	58,088		340,029	1,517	77,604	361,062

Total	549,461	165,905		343,140	31,871	340,355	549,461

LIABILITIES-ALLOWANCES
- Contingents commitments (1)	430	--,--		17	--,--	413	430
- Other contingencies	392,048	91,372	(4)	35,409	127,147	320,864	392,048

Total	392,478	91,372		35,426	127,147	321,277	392,478

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 2.3.f).
(2)	Includes mainly the allowance on deferred tax assets (see note 4.1.) and the possible uncollectibility risks arising out of payments under protection actions on Mutual Funds
(3)	Recorded, to recognize the estimated impairment in AIG Latin American Fund’s equity as of December 31, 2007.
(4)	Recorded to cover possible contingencies that were not considered in other accounts (court orders corresponding to petitions for protection of civil rights, civil, labor, commercial and other lawsuits) (notes 2.3.m) and 2.3.q)).
(5)	Recorded in compliance with the provisions of Communication “A” 4084 and BCRA’s complementary regulations.
(6)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income—Gold and foreign currency exchange difference” account, as follow:

- Loans	638
- Other receivables from financial transactions	21
- Assets subject to financial leasing	1
- Investments in other companies	61
- Other receivables	149

EXHIBIT K

CAPITAL STRUCTURE AS OF DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish—See Note 19)

-Stated in thousands of pesos-

SHARES			CAPITAL STOCK
Class	Quantity	Votes per share	Issued		Pending issuance or distribution	Paid in
			Outstanding	In portfolio
Common	471,361,306	1	471,306	--,--	55	471,361
					(1)	(2)

(1)	Shares issued and available to stockholders but not as yet withdrawn.
(2)	Fully registered with the Public Registry of Commerce (See note 1.2.)

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

DECEMBER 31, 2007 AND 2006

(Translation of financial statements originally issued in Spanish—See Note 19)

-Stated in thousands of pesos-

Accounts	12-31-2007						12-31-2006
		Total of fiscal year (per type of currency)
	Total of fiscal year	Euro	US Dollars	Pounds Sterling	Yen	Other	Total of fiscal year
ASSETS
Cash and due from banks	1,223,162	113,939	1,104,792	607	293	3,531	950,172
Government and private securities	8,539	--,--	8,539	--,--	--,--	--,--	111,970
Loans	2,284,032	5,148	2,278,884	--,--	--,--	--,--	1,478,634
Other receivables from financial transactions	107,687	18,566	88,664	38	419	--,--	85,796
Assets subject to financial leasing	63	--,--	63	--,--	--,--	--,--	70
Investments in other companies	836	--,--	836	--,--	--,--	--,--	3,863
Other receivables	18,692	620	18,072	--,--	--,--	--,--	20,086
Suspense items	352	--,--	352	--,--	--,--	--,--	103

TOTAL	3,643,363	138,273	3,500,202	645	712	3,531	2,650,694

LIABILITIES
Deposits	2,459,570	64,804	2,394,766	--,--	--,--	--,--	1,817,513
Other liabilities from financial transactions	1,024,475	38,447	984,042	306	591	1,089	783,896
Other liabilities	5,265	717	4,548	--,--	--,--	--,--	3,275
Suspense items	2	--,--	2	--,--	--,--	--,--	66

TOTAL	3,489,312	103,968	3,383,358	306	591	1,089	2,604,750

MEMORANDUM ACCOUNTS

Debit accounts (except contra debit accounts)
Contingent	345,981	--,--	345,981	--,--	--,--	--,--	223,150
Control	6,758,977	12,901	6,744,073	2	1,261	740	4,563,502
Trustee activities	--,--	--,--	--,--	--,--	--,--	--,--	25

TOTAL	7,104,958	12,901	7,090,054	2	1,261	740	4,786,677

Credit accounts (except contra credit accounts)
Contingent	279,895	--,--	279,895	--,--	--,--	--,--	185,509
Control	34,048	--,--	34,048	--,--	--,--	--,--	32,858

TOTAL	313,943	--,--	313,943	--,--	--,--	--,--	218,367

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS OF DECEMBER 31, 2007 AND 2006

(Translation of financial statements originally issued in Spanish—See Note 19)

-Stated in thousands of pesos-

	Status
Concept	Normal	In potential risk / Low risk	Nonperforming / Medium risk		With high risk of uncollectibility / High risk		Uncollectible	Classified uncollectible as such under regulatory requirements	Total
			Not yet matured	Past-due	Not yet matured	Past-due			12-31-2007	12-31-2006
1. Loans	376,112	--,--	--,--	--,--	--,--	--,--	--,--	--,--	376,112	255,967
- Overdraft	1,235	--,--	--,--	--,--	--,--	--,--	--,--	--,--	1,235	11
Without senior security or counter guaranty	1,235	--,--	--,--	--,--	--,--	--,--	--,--	--,--	1,235	11
- Discounted Instruments	1,182	--,--	--,--	--,--	--,--	--,--	--,--	--,--	1,182	16,249
Without senior security or counter guaranty	1,182	--,--	--,--	--,--	--,--	--,--	--,--	--,--	1,182	16,249
- Real Estate Mortgage and Collateral Loans	650	--,--	--,--	--,--	--,--	--,--	--,--	--,--	650	374
Other collaterals and counter guaranty “B”	650	--,--	--,--	--,--	--,--	--,--	--,--	--,--	650	374
- Consumer	124	--,--	--,--	--,--	--,--	--,--	--,--	--,--	124	44
Without senior security or counter guaranty	124	--,--	--,--	--,--	--,--	--,--	--,--	--,--	124	44
- Credit Cards	372	--,--	--,--	--,--	--,--	--,--	--,--	--,--	372	394
Without senior security or counter guaranty	372	--,--	--,--	--,--	--,--	--,--	--,--	--,--	372	394
- Other	372,549	--,--	--,--	--,--	--,--	--,--	--,--	--,--	372,549	238,895
Without senior security or counter guaranty	372,549	--,--	--,--	--,--	--,--	--,--	--,--	--,--	372,549	238,895
2. Other receivables from financial transactions	6,686	--,--	--,--	--,--	--,--	--,--	--,--	--,--	6,686	1,157
3. Contingent commitments	47,862	--,--	--,--	--,--	--,--	--,--	--,--	--,--	47,862	33,813
4. Investments in other companies and private securities	153,110	--,--	--,--	--,--	--,--	--,--	--,--	--,--	153,110	120,358

Total	583,770	--,--	--,--	--,--	--,--	--,--	--,--	--,--	583,770	411,295

Total Allowances	3,775	--,--	--,--	--,--	--,--	--,--	--,--	--,--	3,775	2,566

EXHIBIT O

FINANCIAL DERIVATIVES INSTRUMENTS

AS OF DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish—See Note 19)

-Stated in thousands of pesos-

Type of contract	Purpose of transactions	Underlying asset	Type of Settlement	Traded at / Counterparty	Weighted average term as originally agreed (months)	Weighted average residual term (months)	Weighted average term for difference settlements (months)	Amount
Swaps	Financial transactions – own account	—	Upon expiration of differences	RESIDENTS IN ARGENTINA-FINANCIAL SECTOR	18	9	2	172,000
Swaps	Financial transactions – own account	—	Upon expiration of differences	RESIDENTS IN ARGENTINA- NON-FINANCIAL SECTOR	16	12	2	170,000
Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	ROFEX	3	1	1	504,601
Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	MAE	2	1	1	1,949,058

TOTAL								2,795,659

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2007 AND 2006

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish—See Note 19 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	12-31-07	12-31-06
ASSETS:
A. CASH AND DUE FROM BANKS:
Cash	750,752	559,817
Due from banks and correspondents	2,418,562	1,998,667

Argentine Central Bank (BCRA)	2,102,642	1,748,436
Other local	7,312	24,061
Foreign	308,608	226,170

	3,169,314	2,558,484

B. GOVERNMENT AND PRIVATE SECURITIES (Note 8.a):
Holdings in investment accounts	547,714	515,296
Holdings for trading or financial transactions	170,320	303,823
Holdings available for sale	1,372,584	--,--
Unlisted Government Securities	903,903	843,797
Instruments issued by the BCRA	2,005,791	2,520,906
Investments in listed private securities	241,943	203,396
Less: Allowances	61,002	15,186

	5,181,253	4,372,032

C. LOANS:
To government sector (Exhibit 1)	2,367,869	2,887,276
To financial sector (Exhibit 1)	541,911	436,126

Interfinancial – (Calls granted)	56,430	38,029
Other financing to local financial institutions	449,709	383,037
Interest and listed-price differences accrued and pending collection	35,772	15,060
To non financial private sector and residents abroad (Exhibit 1)	8,679,162	6,377,968

Overdraft	1,326,472	1,469,368
Discounted instruments	1,430,787	793,195
Real estate mortgage	772,036	460,559
Collateral Loans	253,130	98,381
Consumer	1,337,179	689,019
Credit cards	802,647	526,416
Other (Note 8.b)	2,666,843	2,282,243
Interest and listed-price differences accrued and pending collection	103,824	64,330
Less: Interest documented together with main obligation	13,756	5,543
Less: Difference arising from purchase of portfolio	93	90
Less: Allowances	198,728	167,097

	11,390,121	9,534,183

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	463,621	423,032
Amounts receivable for spot and forward sales to be settled	206,216	45,535
Instruments to be received for spot and forward purchases to be settled	110,155	334,324
Unlisted corporate bonds (Exhibit 1)	81,976	58,684
Non-deliverable forward transactions balances to be settled	6,292	1,052
Other receivables not covered by debtor classification regulations	24,170	18,066
Other receivables covered by debtor classification regulations (Exhibit 1)	43,816	30,894
Interest accrued and pending collection not covered by debtor classification regulations	21,834	6,973
Interest and adjustment accrued and pending collection covered by debtor classification regulations (Exhibit 1)	5	--,--
Less: Allowances	1,901	1,028

	956,184	917,532

E. ASSETS SUBJECT TO FINANCIAL LEASING:
Assets subject to financial leasing (Exhibit 1)	327,969	238,672
Less: Allowances	4,447	3,484

	323,522	235,188

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions	31,559	14,135
Other (Note 8.c)	46,430	43,356
Less: Allowances	3	3,053

	77,986	54,438

G. OTHER RECEIVABLES:
Receivables from sale of property assets (Exhibit 1)	52	129
Tax on minimum presumed income – Tax Credit	150,506	118,746
Other (Note 8.d)	285,008	525,209
Other accrued interest receivable	1	1
Less: Allowances	77,604	361,062

	357,963	283,023

H. PREMISES AND EQUIPMENT:	399,615	397,896

I. OTHER ASSETS:	38,950	35,211

J. INTANGIBLE ASSETS:
Goodwill	12,200	18,831
Organization and development expenses	104,180	388,632

	116,380	407,463

K. SUSPENSE ITEMS:	11,261	12,980

L. OTHER SUBSIDIARIES’ ASSETS (Note 8.e):	450	26,199

TOTAL ASSETS:	22,022,999	18,834,629

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2007 AND 2006

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish—See Note 19 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	12-31-07	12-31-06
LIABILITIES:

M. DEPOSITS:
Government sector	53,899	73,150
Financial sector	195,890	156,412
Non financial private sector and residents abroad	14,759,969	12,276,194

Checking accounts	2,771,710	2,206,362
Savings deposits	4,237,696	3,415,210
Time deposits	7,219,407	5,948,768
Investments accounts	13,152	144,286
Other	435,566	452,479
Interest and listed-price differences accrued payable	82,438	109,089

	15,009,758	12,505,756

N. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
BCRA	1,833	1,761

Other	1,833	1,761
Banks and International Institutions	555,842	178,943
Non-subordinated corporate bonds	--,--	248,638
Amounts payable for spot and forward purchases to be settled	104,223	303,368
Instruments to be delivered for spot and forward sales to be settled	206,466	34,264
Non-deliverable forward transactions balances to be settled	1,002	206
Financing received from Argentine financial institutions	72,672	235,974

Interfinancial (calls received)	10,019	154,740
Other financings from local financial institutions	62,646	81,128
Interest accrued payable	7	106
Other (Note 8.f)	797,227	474,523
Interest and listed–price differences accrued payable	10,756	6,330

	1,750,021	1,484,007

O. OTHER LIABILITIES:
Fees payable	118	156
Other (Note 8.g)	374,881	339,973

	374,999	340,129

P. ALLOWANCES:	441,964	493,848

Q. SUSPENSE ITEMS:	6,671	3,957

R. OTHER SUBSIDIARIES’ LIABILITIES (Note 8.h):	2,146,731	1,835,871

TOTAL LIABILITIES:	19,730,144	16,663,568

S. MINORITY INTEREST IN SUBSIDIARIES (Note 5):	236,018	216,477

STOCKHOLDERS’ EQUITY:	2,056,837	1,954,584

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	22,022,999	18,834,629

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish—See Note 19 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	12-31-07	12-31-06
DEBIT ACCOUNTS

Contingent
– Credit lines obtained (unused balances)	199,679	--,--
– Guarantees received	3,437,694	3,550,553
– Contra contingent debit accounts	554,832	345,094

	4,192,205	3,895,647

Control
– Receivables classified as irrecoverable	280,820	332,529
– Other (Note 8.i)	32,078,895	29,566,991
– Contra control debit accounts	2,221,724	293,061

	34,581,439	30,192,581

Derivatives
– “Notional” amount of non-deliverable forward transactions	1,164,392	387,777
– Interest rate SWAP	292,000	30,000
– Other	50,000	--,--
– Contra debit derivatives accounts	1,289,267	283,243

	2,795,659	701,020

For trustee activities
– Funds in trust	18,502	32,716

	18,502	32,716

TOTAL	41,587,805	34,821,964

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	26,185	13,695
– Guarantees provided to the BCRA	61,729	52,743
– Other guarantees given covered by debtor classification regulations (Exhibit 1)	135,525	169,825
– Other guaranties given non covered by debtor classification regulations	134,871	8,254
– Other covered by debtor classification regulations (Exhibit 1)	196,522	100,577
– Contra contingent credit accounts	3,637,373	3,550,553

	4,192,205	3,895,647

Control
– Items to be credited	388,952	228,192
– Other	1,832,772	64,869
– Contra control credit accounts	32,359,715	29,899,520

	34,581,439	30,192,581

Derivatives
– “Notional” amount of non-deliverable forward transactions	1,289,267	283,243
– Contra debit derivatives accounts	1,506,392	417,777

	2,795,659	701,020

For trustee activities
– Contra credit accounts for trustee activities	18,502	32,716

	18,502	32,716

TOTAL	41,587,805	34,821,964

The accompanying notes 1 through to 8 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2007 AND 2006

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish—See Note 19 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	12-31-07	12-31-06
A. FINANCIAL INCOME

Interest on cash and due from banks	20,202	17,353
Interest on loans to the financial sector	146,833	91,875
Interest on overdraft	164,659	102,072
Interest on discounted instruments	101,775	55,699
Interest on real estate mortgage	64,264	44,894
Interest on collateral loans	15,089	7,366
Interest on credit card loans	55,026	30,485
Interest on other loans	301,738	190,495
Interest from other receivables from financial transactions	23,757	35,314
Income from secured loans—Decree 1387/01	236,964	297,468
Net income from government and private securities	319,666	559,877
Indexation by CER	210,342	354,566
Gold and foreign currency exchange difference	117,403	78,666
Other	126,494	70,274

	1,904,212	1,936,404

B. FINANCIAL EXPENSE

Interest on checking accounts	23,180	29,913
Interest on savings deposits	6,598	4,811
Interest on time deposits	491,577	307,084
Interest on interfinancial financing (calls received)	1,983	1,981
Interest on other financing from financial institutions	3,394	9,100
Interest on other liabilities from financial transactions	26,627	28,883
Other interest	8,478	18,960
Indexation by CER	49,230	121,321
Contribution to the deposit guarantee fund	23,714	20,098
Other	45,350	26,194

	680,131	568,345

GROSS INTERMEDIATION MARGIN – GAIN	1,224,081	1,368,059

C. ALLOWANCES FOR LOAN LOSSES	62,262	70,125

D. SERVICE CHARGE INCOME

Related to lending transactions	163,281	106,893
Related to liability transactions	318,038	246,506
Other commissions	530,772	430,102
Other	170,698	132,374

	1,182,789	915,875

E. SERVICE CHARGE EXPENSE

Commissions	114,371	76,538
Other (Note 8.j)	44,556	33,661

	158,927	110,199

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2007 AND 2006

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish—See Note 19 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	12-31-07	12-31-06
F. ADMINISTRATIVE EXPENSES

Payroll expenses	653,644	523,904
Fees to Bank Directors and Statutory Auditors	463	446
Other professional fees	29,107	28,178
Advertising and publicity	67,212	46,050
Taxes	52,119	46,937
Fixed assets depreciation	37,203	31,781
Oranizational expenses amortization	21,961	22,967
Other operating expenses	149,660	128,992
Other	112,792	98,149

	1,124,161	927,404

NET GAIN FROM FINANCIAL TRANSACTIONS	1,061,520	1,176,206

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(19,541)	(39,016)

G. OTHER INCOME

Income from long-term investments	9,363	19,941
Punitive interests	961	537
Loans recovered and reversals of allowances	434,295	86,543
Other (Note 8.k)	383,665	207,419

	828,284	314,440

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	34	475
Charge for uncollectibility of other receivables and other allowances	157,626	312,485
Amortization of difference arising from judicial resolutions	323,139	262,312
Depreciation and losses from miscellaneous assets	4,035	9,356
Goodwill amortization	6,629	6,629
Other (Note 8.l)	1,093,357	608,656

	1,584,820	1,199,913

NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	285,443	251,717

I. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	50,394	71,680

NET INCOME FOR THE FISCAL YEAR	235,049	180,037

The accompanying notes 1 through 8 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENT OF CASH FLOWS AND ITS EQUIVALENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2007 AND 2006

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish—See Note 19 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	12-31-2007	12-31-2006
CHANGES IN CASH AND ITS EQUIVALENTS
Cash and its equivalents at the beginning of fiscal year	2,928,807	2,298,743
Cash and its equivalents at the end of the fiscal year	3,465,634	2,928,807

Net increase in cash and its equivalents	536,827	630,064

REASONS FOR CHANGES IN CASH AND ITS EQUIVALENTS
Operating activities
Net collections/ (payments) from:
-Government and private securities	(623,058)	(668,858)
-Loans	(332,979)	362,278

to financial sector	(25,573)	(239,739)
to non-financial public sector	367,802	1,092,879
to non-financial private sector and residents abroad	(675,208)	(490,862)
-Other receivables from financial transactions	(63,401)	28,869
-Assets subject to financial leasing	(88,334)	(105,023)
-Deposits	1,854,830	1,307,662

to financial sector	39,186	128,094
to non-financial public sector	(19,579)	(29,664)
to non-financial private sector and residents abroad	1,835,223	1,209,232
-Other liabilities from financial transactions	221,229	218,337

Financing from financial or interfinancial sector (calls received)	(138,881)	152,710
Others (except liabilities included in Financing Activities)	360,110	65,627
Collections related to service charge income	1,182,608	913,907
Payments related to service charge expense	(158,927)	(110,199)
Administrative expenses paid	(1,020,873)	(823,918)
Organizational and development expenses paid	(3,848)	(3,577)
Net collections from punitive interest	822	62
Differences from judicial resolutions paid	(37,124)	(40,024)
Collections of dividends from other companies	6,321	107
Other payments related to other income and expenses	(656,249)	(314,644)

Net cash flows provided by operating activities	281,017	764,979

Investment activities
Net payments from premises and equipment	(38,922)	(53,880)
Net payments from other assets	(7,805)	18,679
Other payments from investment activities	(146,501)	(26,829)

Net cash flows used in investment activities	(193,228)	(62,030)

Financing activities
Net collections/ (payments) from:
-Non-subordinated corporate bonds	(248,638)	(37,848)
-ArgentineCentral Bank	67	(53,413)

Others	67	(53,413)
-Banks and international agencies	376,899	(45,368)
-Financing received from local financial institutions	(24,322)	8,231
Dividends paid in cash	(90,000)	(27,000)
Other collections from financing activities	414,830	65,160

Net cash flows provided by / (used in) financing activities	428,836	(90,238)

Financial results and results from holdings of cash and its equivalents (including interest)	20,202	17,353

Net increase in cash	536,827	630,064

(1)	See note 7 “Statement of cash flow and its equivalents”.

The accompanying notes 1 through to 8 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF DECEMBER 31, 2007 AND 2006

(Translation of financial statements originally issued in Spanish—See Note 19 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S.A. (BF) has consolidated—line by line—its balance sheets as of December 31, 2007 and 2006, as per the following detail:

–	As of December 31, 2007:

a)	With the financial statements of Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía. Financiera S.A., for the fiscal years ended December 31, 2007.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., and Consolidar Cía. de Seguros de Retiro S.A., for the six month periods ended December 31, 2007.

–	As of December 31, 2006:

a)	With the financial statements of Francés Valores Sociedad de Bolsa S.A, Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía Financiera S.A., for the fiscal year ended December 31, 2006.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and Consolidar Cía. de Seguros de Retiro S.A., for the six-month period ended December 31, 2006.

The results and cash flows and its equivalentes of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and Consolidar Cía. de Seguros de Retiro S.A. have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a twelve month period ended on December 31, 2007 and 2006.

Interests in subsidiaries as of December 31, 2007 and 2006 are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
Companies		12/31/07	12/31/06	12/31/07	12/31/06	12/31/07	12/31/06
Francés Valores Soc. de Bolsa S.A.	Common	12,137	12,137	94.9687	94.9687	94.9687	94.9687
Atuel Fideicomisos S.A.	Common	13,099,869	13,099,869	99.9999	99.9999	99.9999	99.9999
Consolidar A.F.J.P. S.A.	Common	75,842,839	75,842,839	53.8892	53.8892	53.8892	53.8892
Consolidar Cía. de Seguros de Vida S.A.	Common	7,383,921	7,383,921	65.9600	65.9600	65.9600	65.9600
Consolidar Cía. de Seguros de Retiro S.A.	Common	25,033,832	25,033,832	66.6666	66.6666	66.6666	66.6666
PSA Finance Argentina Cía Financiera S.A.	Common	9,000	9,000	50.0000	50.0000	50.0000	50.0000

Total assets, liabilities, stockholders’ equity and subsidiaries’ net income balances in accordance with the criteria defined in Note 2 below, as of December 31, 2007 and 2006, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
Companies	12/31/07	12/31/06	12/31/07	12/31/06	12/31/07	12/31/06	12/31/07	12/31/06
Francés Valores Soc. de Bolsa S.A.	12,922	7,454	3,577	1,447	9,345	6,007	3,338	(1,058)
Atuel Fideicomisos S.A. and its subsidiary	32,521	26,545	4,798	6,388	27,723	20,157	7,568	6,647
Consolidar A.F.J.P. S.A.	377,785	373,844	103,863	110,557	273,922	263,287	10,635	87
Consolidar Cía. de Seguros de Vida S.A.	328,901	314,706	135,788	184,289	193,113	130,417	62,696	47,775
Consolidar Cía. de Seguros de Retiro S.A.	2,234,020	1,890,025	2,145,527	1,779,536	88,493	110,489	(21,996)	63,741
PSA Finance Argentina Cía Financiera S.A.	265,327	109,461	237,309	82,360	28,018	27,101	917	3,008

2.	VALUATION METHODS

2.1.	The financial statements of the subsidiaries have been prepared based on similar methods to those applied by BF for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 2 to the stand-alone financial statements of BF, except for:

•	Consolidar A.F.J.P. S.A.: the intangible assets of this subsidiary were amortized in accordance with the standards of the A.F.J.P.’s Superintendence.

•

Consolidar A.F.J.P. S.A., Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A.: loans secured by the National Government—Decree 1387/01 held by these subsidiaries amounting to 952,106 and 768,514 as of December 31, 2007 and 2006, were valued in accordance with the regulations of the Superintendence of Pension Fund Administrators (A.F.J.P) and the National Superintendence of Insurance.

•	Consolidar Cía. de Seguros de Retiro S.A.: the portfolio of Government securities in investment accounts has been booked in accordance with the standards of the National Superintendence of Insurance.

•

Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía de Seguros de Vida S.A.: a part of its portfolio of instruments issued by the BCRA has been recorded in investment accounts, and they have been valued as per Communication “A” 4698 of the BCRA. The net difference with the market values as of December 31, 2007 amounted to 117 (income).

•	The items included under the captions Subsidiaries’ other assets and Subsidiaries’ other liabilities were valued in accordance with the regulations of the National Superintendence of Insurance.

2.2.	Consolidar Cía de Seguros de Retiro S.A.: the Company included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The abovementioned caption includes 22,099 and 25,947 at December 31, 2007 and 2006 corresponding to the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the National Superintendence of Insurance, will be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with professional accounting standards currently in force in the City of Buenos Aires, such amount should have been recorded as a loss for the year ended December 31, 2003.

3.	CONSOLIDAR GROUP

a)	Consolidar AFJP manages a pension fund that as of December 31, 2007 and 2007 amounted to 17,268 million and 16,673 million respectively.

b)	Pursuant to Law No. 26,222, enacted on February 27, 2007, the Argentine social security system was amended. Subsequent to that date, supplementary rules were issued for the purpose of regulating the Law. The main amendments in the social security system with an impact on the business of Consolidar A.F.J.P. S.A. include the following:

i) the possibility for the affiliates currently covered by the individually funded scheme of choosing until January 15, 2008 to adhere to the pay-as-you-go scheme managed by the Argentine State;

ii) as from April 1, 2007, workers who within 90 days from the commencement of their labor relation have not chosen a social security regime shall be presumed to have chosen the pay-as-you-go system managed by the Argentine State;

iii) men older than 55 and women older than 50, who are currently affiliated to the capitalization system and whose balances in the individually funded account do not exceed 20,000 shall be transferred to the pay-as-you-go system unless they expressly state their intent to remain affiliated to the capitalization system. The transfers made by Consolidar A.F.J.P S.A. during the period amount to approximately 1,060,000 which stand for an approximate number of 188,000 affiliates.

iv) the restriction of the commission charged by the Pension Fund Managers for managing affiliates’ contributions to 1% of the basis used to calculate such commissions. The commission thus determined applies to the salaries accrued as from April 2007. Until such date, the commission that Consolidar A.F.J.P. S.A. charged was 1.24%.

v) increase the maximum of the basis used to determine the social security contributions and commissions from 4,800 to 6,000 concerning the salaries accrued as from April 1, 2007. It must be noted that on October 4, 2007, Decree No. 1346 of the Argentine Executive Branch raised such maximum to 6,750 for salaries accrued as from September 1, 2007.

vi) the establishment starting on January 1, 2008 of a fund of mutual contributions with the resources of the pension fund for purposes of ensuring the full financing of the benefits for temporary disability retirement, supplementary capitals and reconstruction corresponding to the capitalization regime.

vii) to apply a percentage ranging from 5% to 20% of the assets held in the pension funds to investments in production or infrastructure projects for the medium and long terms.

The Board of Directors of Consolidar A.F.J.P. S.A. is currently analyzing the effects of the legal reforms and working on adjusting the Company’s operations in order to adapt to the new legal framework.

Given that this reform has a significant impact on the social security system, it shall entail a substantial change in the business of Consolidar Cía de Seguros de Vida S.A., as starting on January 1, 2008, the issuance of new social-security related life insurance policies shall cease. Management activities related to social-security life insurance policies issued prior to the fiscal year commenced on July 1, 2001 as well as the management activities related to policies corresponding to group life insurance and mandatory life insurance policies shall continue. The above notwithstanding, the Company’s Board of Directors is presently analyzing the current situation and assessing the alternatives most adequate for the continuity of the Company’s operations and it estimates that the implementation of said plan would not have a material negative impact on the Company’s financial situation as reflected in these financial statements.

4.	ATUEL FIDEICOMISOS S.A.

Under its line of business, Atuel Fideicomisos S.A. acts in its capacity as a trustee for the following trusts, in no case being personally liable for the liabilities assumed; such liabilities will be satisfied out of the proceeds of the underlying assets of each such trust.

•

Fideicomiso Corp. Banca: it was created by an agreement dated May 13, 1997, executed by Atuel Fideicomisos S.A. as trustee, Corp. Banca S.A. (later BBVA Banco Francés S.A.) as trustor and beneficiary, the Argentine Central Bank and Seguro de los Depósitos S.A. as beneficiaries.

•

Fideicomiso Banco Francés: it was created by an agreement dated on May 12, 2000, executed by Atuel Fideicomisos S.A. as trustee, and BBVA Banco Francés S.A. as trustor and beneficiary. On January 1, 2002, by an assignment made by BBVA Banco Francés S.A., the beneficiary of the Trust Certificate is Banco Bilbao Vizcaya Argentaria S.A. (BBVA). On November 29, 2007, BBVA transferred to BBVA Banco Francés S.A. ownership over the trust share certificate.

The agreement for the transfer of assets and liabilities in order to settle the Fideicomiso Banco Francés trust was executed on December 31, 2007.

Atuel Fideicomisos also acts as administration and collection manager for Fideicomiso Diagonal, which was created by an agreement dated January 5, 2001, executed by Mercobank S.A as trustor, BBVA Banco Francés S.A. as trustee and BBVA Banco Francés S.A and other financial institutions and Seguro de Depósitos S.A. as beneficiaries (see note 9.1. to the stand-alone financial statements).

5.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	12-31-07	12-31-06
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	126,305	121,401
Consolidar Cía. de Seguros de Vida S.A.	65,736	44,393
Consolidar Cía. de Seguros de Retiro S.A.	29,494	36,826
Francés Valores Sociedad de Bolsa S.A.	470	302
Atuel Fideicomisos S.A.	3	4
PSA Finance Argentina Cía Financiera S.A.	14,010	13,551

Total	236,018	216,477

6.	RESTRICTIONS ON ASSETS

a)	Francés Valores Sociedad de Bolsa S.A. (stock broking company) holds shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 6,400. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stock broking companies with their obligations.

b)	See note 6 to the stand-alone financial statements of BF.

7.	STATEMENT OF CASH FLOWS AND ITS EQUIVALENTS

The Statements of Cash Flows and its equivalents as of December 31, 2007 and 2006 explains the changes in cash and its equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and its equivalents:

	12/31/2007	12/31/2006
a) Cash and due from banks:	3,169,314	2,558,484
b) Government securities held for trading or financial transactions	170,320	303,823
c) Loans to financial sector, calls granted maturity date less than three months as from the end of the fiscal years:	126,000	66,500

CASH AND ITS EQUIVALENTS	3,465,634	2,928,807

Points b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from the year-end date.

8.	BREAKDOWN OF MAIN ITEMS

The detail of the main ítems included in financial statements is as follows:

	12-31-07	12-31-06
a) GOVERNMENT AND PRIVATE SECURITIES

Holdings in investment accounts

Federal Government Bonds (LIBOR 2012)—Compensation and Hedging	--,--	108,622
Discount Bonds in pesos	310,956	406,674
Federal Government Bonds 2008 (BODEN 2014)	34,927	--,--
Federal Government Bonds in Pesos 10.5 % due in 2012	24,949	--,--
BCRA Notes (NOBAC)	176,882	--,--

Total	547,714	515,296

Holdings for trading or financial transactions

Federal Government Bonds 2008 (BODEN 2008)	115	8,748
Federal Government Bonds LIBOR 2012	29,720	24,018
Federal Government Bonds LIBOR 2013	3,583	2,014
Buenos Aires City Bond	3,563	6,648
Federal Government Bonds LIBOR 2014	484	22,094
Discount Bonds in pesos	50,615	85,947
Discount Bonds in US dollar	2,805	--,--
Peso-denominated GDP-related securities	11,607	20,476
Federal Government Bonds in pesos 7% due in 2017	1,811	--,--
Federal Government Bonds in pesos 7% due in 2013	1,248	--,--
Cuasipar Bonds in pesos	6,365	8,104
Secured Bonds due in 2018	16,422	93,602
Federal Government Bocon PRE8	11,520	15,910
Federal Government Bocon PRE9	6,900	2
Federal Government Bonds in US dollar 7% due in 2011	8,873	9,807
Federal Government Bonds in Pesos 10.5 % due in 2012	3,105	--,--
Other	11,584	6,453

Total	170,320	303,823

Holdings available for sale

Secured Bonds due in 2018	73,284	--,--
Federal Government Bocon PRO 12	166,229	--,--
BCRA Notes (NOBAC)	1,133,071	--,--

Total	1,372,584	--,--

Unlisted government securities

Secured Bonds due in 2020	903,897	843,792
Tax credit certificates due in 2003/2006	6	5

Total	903,903	843,797

	12-31-07	12-31-06
Instruments issued by the BCRA

BCRA Bills (LEBAC)	140,068	75,139
BCRA Notes (NOBAC)	1,865,723	2,445,767

Total	2,005,791	2,520,906

Investments in listed private securities

Corporate Bonds Edesur S.A.	--,--	16,755
Corporate Bonds Telefónica de Argentina S.A.	2,269	9,405
Corporate Bonds Telecom Personal	4,994	9,605
Corporate Bonds Camuzzi Gas Pampeana	10,096	10,057
Corporate Bonds Rombo Compañía Financiera S.A.	--,--	6,906
Corporate Bonds Grupo Concesionario del Oeste	9,985	10,095
Corporate Bonds Tarjeta Cuyana	6,459	--.--
Corporate Bonds Banco Macro	2,538	3,718
Corporate Bonds Petrobrás Energía S.A.	1,429	2,658
Tarjeta Naranja Trust	11,820	3,797
Radar Financial Trust	36,788	--,--
Tenaris	3,160	2,755
Acindar S.A.	2,387	3,487
Telecom	5,197	4,280
Grupo Financiero Galicia S.A.	1,734	5,874
SMAD Schroder Corto Plazo	--.--	3,004
Galtrust 1 Financial Trust	10,333	10,941
Milennium Financial Trust	--.--	5,281
Garbarino Trust	4,349	--,--
Secubono Trust	9,153	--,--
Cía. Financiera Argentina Trust	12,033	--.--
Petrobras Energía S.A.	4,051	6,616
FBA Bonos Argentinos FCI	2,019	6,608
FBA Ahorro Pesos FCI	1,671	7,592
Fideicomiso de Gas	30,629	30,391
1784 Inversión Pesos FCI	2,853	3,906
Pionero Pesos FCI	10,015	4,068
Rembrandt Amro Pesos FCI	11,016	--,--
Other	44,965	35,597

Total	241,943	203,396

Allowances	(61,002)	(15,186)

Total	5,181,253	4,372,032

b) LOANS – Other

Loans granted to pre-finance and finance exports	1,497,988	1,109,307
Fixed-rate financial loans	904,117	926,097
Other	264,738	246,839

Total	2,666,843	2,282,243

	12-31-07	12-31-06
c) INVESTMENTS IN OTHER COMPANIES – Other

In other non-controlled companies- unlisted	30,586	27,586
In non-controlled companies-supplementary activities	15,801	12,680
Other – unlisted	43	3,090

Total	46,430	43,356

d) OTHER RECEIVABLES – Other

Prepayments	46,200	22,602
Guarantee deposits	25,551	27,059
Miscellaneous receivables	60,226	64,193
Tax prepayments	93,647	372,364
Other	59,384	38,991

Total	285,008	525,209

e) OTHER SUBSIDIARIES’ ASSETS

Premium receivables from insurance companies	--,--	25,749
Other related to insurance business	450	450

Total	450	26,199

f) OTHER LIABILITIES FROM FINANCIAL
TRANSACTIONS – Other

Correspondents – our account	146,540	23,746
Collections and other operations for the account of third parties	25,925	29,815
Other withholdings and collections at source	104,883	57,461
Accounts payable for consumption	140,105	108,636
Money orders payable	244,410	203,635
Loans received from Argentine Technological Fund (FONTAR)	20,623	--,--
Loans received from Interamerican Development Bank (BID)	57,738	--,--
Other	57,003	51,230

Total	797,227	474,523

g) OTHER LIABILITIES – Other

Accrued salaries and payroll taxes	194,226	150,102
Accrued taxes	79,813	119,964
Miscellaneous payables	91,845	65,532
Other	8,997	4,375

Total	374,881	339,973

	12-31-07	12-31-06
h) OTHER SUBSIDIARIES’ LIABILITIES

Insurance companies, claims in adjustment process	94,013	98,077
Fluctuation fund – Consolidar Cía de Seguros de Retiro S.A.	138,480	108,585
Insurance companies, mathematical reserve	1,896,586	1,574,347
Insurance companies, reinsurer’s reserve	10	(301)
Difference arising from secured loans accrued valuation Consolidar Cía. De Seguros S.A.	(22,099)	(25,947)
Benefit pending of integration – Resolution No. 29,796 Consolidar Cía de Seguros de Retiro S.A.	--,--	(607)
Other related to insurance business	39,741	81,717

Total	2,146,731	1,835,871

i) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other

Items in safekeeping	9,433,738	9,993,701
Collections items	579,318	512,838
Checks drawn on the Bank pending clearing	223,112	157,409
Checks not yet credited	786,562	521,952
Securities representative of investment in escrow on behalf of the Pension Fund Manager	20,993,983	18,353,793
Other	62,182	27,298

Total	32,078,895	29,566,991

j) SERVICE CHARGE EXPENSE – Other

Turn-over tax	34,175	27,574
Other	10,381	6,087

Total	44,556	33,661

k) OTHER INCOME – Other

Premiums – Insurance companies	299,659	181,662
Rent	2,038	--,--
Deferred income tax (1)	55,500	--,--
Related parties expenses recovery	6,100	--,--
Others	20,368	25,757

Total	383,665	207,419

(1)	Offset by a charge for the same amount in the line Charge for uncollectibility of other receivables and other allowances under the caption Other expense item.

	12-31-07	12-31-06
l) OTHER EXPENSE – Other

Insurance companies, mathematical reserve	357,063	246,181
Life Annuities – Consolidar Cía. De Seguros de Retiro S.A.	119,971	98,279
Tax on bank credits and debits	33,064	24,189
Deferred tax expenses	337,000	23,000
Insurance premiums for disability and death	884	--,--
Claims paid – Insurance companies	200,459	192,122
Other	44,916	24,885

Total	1,093,357	608,656	(1)

(1)	See note 2.2, second paragraph to the stand-alone financial statements of BF.

EXHIBIT 1

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF DECEMBER 31, 2007 AND 2006

(Translation of financial statements originally issued in Spanish—See Note 19)

-Stated in thousands of pesos-

	12-31-07	12-31-06
COMMERCIAL PORTFOLIO

Normal performance	8,767,828	8,065,874

Preferred collaterals and counter guaranty “A”	104,485	62,808
Other collaterals and counter guaranty “B”	107,263	44,596
Without senior security or counter guaranty	8,556,080	7,958,470

In potential risk	17,733	28,448

Other collaterals and counter guaranty “B”	922	1,863
Without senior security or counter guaranty	16,811	26,585

Nonperforming	5,321	5,297

Without senior security or counter guaranty	5,321	5,297

With high risk of uncollectibility	27,025	24,001

Preferred collaterals and counter guaranty “A”	946	--,--
Without senior security or counter guaranty	26,079	24,001

Uncollectible	518	29,883

Without senior security or counter guaranty	518	29,883

Total	8,818,425	8,153,503

EXHIBIT 1

(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF DECEMBER 31, 2007 AND 2006

(Translation of financial statements originally issued in Spanish—See Note 19)

-Stated in thousands of pesos-

	12-31-07	12-31-06
CONSUMER AND HOUSING PORTFOLIO

Normal performance	3,522,504	2,117,539

Preferred collaterals and counter guaranty “A”	8,145	10,005
Other collaterals and counter guaranty “B”	726,341	470,116
Without senior security or counter guaranty	2,788,018	1,637,418

Low risk	27,277	20,712

Preferred collaterals and counter guaranty “A”	2	--,--
Other collaterals and counter guaranty “B”	6,181	7,629
Without senior security or counter guaranty	21,094	13,083

Medium risk	12,256	8,103

Preferred collaterals and counter guaranty “A”	5	--,--
Other collaterals and counter guaranty “B”	568	527
Without senior security or counter guaranty	11,683	7,576

High risk	1,006	6,584

Other collaterals and counter guaranty “B”	353	625
Without senior security or counter guaranty	653	5,959

Uncollectible	18,263	6,578

Other collaterals and counter guaranty “B”	1,777	2,463
Without senior security or counter guaranty	16,486	4,115

Uncollectible, classified as such under regulatory requirements	1,261	827

Other collaterals and counter guaranty “B”	251	163
Without senior security or counter guaranty	1,010	664

Total	3,582,567	2,160,343

General Total (1)	12,400,992	10,313,846

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

EARNINGS DISTRIBUTION PROJECT

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

-Stated in thousands of pesos-

UNAPPROPRIATED EARNINGS	592,780
To Statutory reserve (20% over 235,049)	(47,010)

SUBTOTAL 1	545,770

Adjustments (as per Points 2.1.1, 2.1.2 and 2.1.6 of the text issued by B.C.R.A entitled “Distribution of Income”)	(152,184)

SUBTOTAL 2	393,586

BALANCE FOR DISTRIBUTION	393,586

To cash dividends (1)	164,000
– Ordinary shares (0.34793 over 471,361)	164,000
To Retained earnings (1)	229,586

(1)	The distribution of earnings is subject to the approval by the Shareholders’ Meeting to be held on March 28, 2008. Prior to the meeting, the project is to be approved by B.C.R.A (note 14.b to the stand – alone statements of BF).

INDEPENDENT AUDITORS’ REPORT

To the President and the Board of Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

City of Buenos Aires

1.	Identification of the financial statements subject to audit

We have audited:

a)	the accompanying financial statements of BBVA BANCO FRANCÉS S.A. (“BBVA BANCO FRANCÉS S.A.” or the “Bank”), which comprise the balance sheet as of December 31, 2007 and the statement of income, statement of changes in stockholders’ equity and statement of cash flow and equivalents for the fiscal year then ended, with their notes 1 to 18 (notes 2 and 4 describe a summary of significant accounting policies), and supplemental Exhibits “A” through “L”, “N” and “O”; and

b)	the consolidated financial statements of BBVA BANCO FRANCÉS S.A. and its subsidiaries (listed in note 1 to the consolidated financial statements), which comprise the consolidated balance sheet as of December 31, 2007 and the consolidated statement of income and the consolidated statement of cash flow and equivalents for the fiscal year then ended, with their notes 1 to 8 and the supplemental Exhibit 1.

The financial statements (both the stand-alone and the consolidated financial statements) and certain related supplemental information referred to above are presented for comparative purposes with the financial statements and supplemental information for the year ended December 31, 2006, after certain adaptations arising from the regulations of the Argentine Central Bank (“B.C.R.A.”), as explained in note 2.2. second paragraph to the financial statements.

The Bank’s Board of Directors and Management are responsible for the preparation and fair presentation of such financial statements in conformity with accounting principles generally accepted in the Argentine Republic, and those established by the B.C.R.A. This responsibility includes (i) designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to errors or omissions or to irregularities; (ii) selecting and applying appropriate accounting policies, and (iii) making accounting estimates that are reasonable in the circumstances. Our responsibility is to express an opinion on the financial statements based on our audit carried out pursuant to the scope of work outlined in section 2 of this report.

2.	Scope of our work

We conducted our audit in accordance with the auditing standards generally accepted in the Argentine Republic as adopted by the Professional Council in Economic Sciences of Buenos Aires City and the “Minimum Standards applicable for External Audits” established by the B.C.R.A. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures, substantially on a test basis, to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to errors or omissions or to irregularities. In making those risk assessments the auditor considers the internal control relevant to the Bank’s preparation and fair presentation of the financial statements, in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Bank’s Board of Directors and Management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our audit opinion.

3.	Explanatory paragraph

The stand-alone and the consolidated financial statements referred to in paragraphs a) and b) of caption 1 of this report have been prepared by the Bank in accordance with the accounting standards established by the B.C.R.A., which differ from the professional accounting standards currently in force in the City of Buenos Aires concerning the matters indicated in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

4.	Opinion

In our opinion, the stand-alone and the consolidated financial statements referred to in paragraphs a) and b) of caption 1 of this report present fairly, in all material respects, the financial position of BBVA BANCO FRANCÉS S.A. as of December 31, 2007, the results of its operations, changes in its stockholders’ equity and its flows of cash and cash equivalents for the fiscal year then ended, in conformity with the accounting standards established by B.C.R.A.’s and, except for the effects of the matter indicated in caption 3, in conformity with the accounting principles generally accepted in the Argentine Republic as approved by the Professional Council in Economic Sciences of Buenos Aires City.

Our independent auditors’ report on the stand-alone and the consolidated financial statements for the fiscal year ended December 31, 2006, whose figures are presented for comparative purposes was issued on February 15, 2007 and was qualified due to departures from professional accounting principles generally accepted in Buenos Aires City, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements. As explained in note 2.2. second paragraph to the financial statements, certain adaptations were introduced to said financial statements, as required by B.C.R.A.’s regulations and exclusively to be presented for comparison purposes with those for the current fiscal year. Our auditors’ report issued on February 15, 2007 would not have been modified by the above mentioned adaptations.

5.	English translation of statutory financial statements

This report and the financial statements referred to in caption 1 have been translated into English for the convenience of English-speaking readers. As further explained in note 19 to the accompanying stand-alone financial statements, the financial statements (both the stand-alone and the consolidated financial statements) are the English translation of those originally prepared by the Bank in Spanish and presented in accordance with the accounting standards of B.C.R.A. and the professional accounting standards in force in Argentina. The effects of the differences between the accounting standards of B.C.R.A. and the professional accounting standards in force in Argentina, and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations, stockholders’ equity or flows of cash and cash equivalents in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

City of Buenos Aires, February 12, 2008.

CARLOS B. SRULEVICH
Partner
Contador Público
(Universidad de Buenos Aires)
C.P.C.E.C.A.B.A.—T° 139—F° 192

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms and their respective subsidiaries and affiliates. As a Swiss Verein (association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other’s acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names “Deloitte,” “Deloitte & Touche,” “Deloitte Touche Tohmatsu,” or other related names. Services are provided by the member firms or their subsidiaries or affiliates and not by the Deloitte Touche Tohmatsu Verein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: February 20, 2008	By:	/s/ Martín E. Zarich
	Name:	Martín E. Zarich
	Title:	Chief Financial Officer